Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162858

Prospectus Supplement
(To Prospectus dated November 4, 2009)

HARVEST NATURAL RESOURCES, INC.

$32,000,000

8.25% Senior Convertible Notes due 2013

This is an offering by Harvest Natural Resources, Inc. of $32,000,000 aggregate principal amount of its 8.25% senior convertible notes due 2013.

The notes will bear interest at a rate of 8.25% per annum. Interest on the notes will be payable semi-annually in arrears on March 1 and September 1 of each year, beginning September 1, 2010. The notes will mature on March 1, 2013, unless earlier converted, redeemed or repurchased by us. The notes will be our senior, unsecured obligations and will rank equal in right of payment with our senior unsecured debt, and will be senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries and joint ventures and will be effectively junior to our secured debt to the extent of the assets securing such debt.

The notes will be convertible, at your option, into shares of our common stock initially at a conversion rate of 175.2234 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $5.71 per share), subject to adjustment as described in this prospectus supplement, at any time on or prior to the close of business on the business day immediately preceding the maturity date of the notes. If a holder elects to convert its notes in connection with a non-stock change in control (as defined in this prospectus supplement), we will, in certain circumstances, increase the conversion rate for notes converted in connection with such non-stock change in control.

Upon conversion, we will deliver shares of our common stock based on the conversion rate in effect on the conversion date. Each share of our common stock is accompanied by rights to purchase Series B Preferred Stock, par value $.01 per share, pursuant to the Third Amended and Restated Rights Agreement, dated as of August 23, 2007, between the Company and Wells Fargo Bank, N.A., as rights agent.

If the closing price of our common stock equals or exceeds 150% of the conversion price then in effect for at least 20 trading days in a 30 consecutive trading day period, then we may redeem all or a portion of the notes at our option at a redemption price, in cash, equal to 100% of the principal amount of the notes called for redemption, plus accrued and unpaid interest to, but excluding, the redemption date. If we undergo a fundamental change, as described in this prospectus supplement, holders may require us to repurchase the notes in whole or in part for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

We have retained Lazard Capital Markets LLC and Madison Williams and Company LLC to act as placement agents on a best efforts basis in connection with this offering. The closing of the offering is expected to take place on February 17, 2010.

Our common stock is listed on the New York Stock Exchange under the symbol “HNR.” The last reported sale price of our common stock on February 10, 2010 was $4.39 per share.

We do not intend to apply for listing of the notes on any securities exchange.

Our business and an investment in our securities involve significant risks. These risks are described under the caption “Risk Factors” beginning on page S-11 of this prospectus supplement and page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Maximum Offering
	Per Note	Amount

Public offering price	100%	$32,000,000
Placement agents’ fees	6%	$1,920,000
Proceeds, before expenses, to us	94%	$30,080,000

We estimate the total expenses of this offering, excluding the placement agents’ fees, will be approximately $700,000. Because there is no minimum offering amount required as a condition to closing in this offering, the actual offering amount and net proceeds to us, if any, in this offering may be substantially less than the total maximum offering amount set forth above. We are not required to sell any specific aggregate principal amount of the notes offered in this offering, but the placement agents will use their commercially reasonable best efforts to arrange for the sale of all of the aggregate principal amount of the notes offered. The date on which the notes are to be delivered to the purchasers and the proceeds are to be delivered to us, which date is expected to be on or about February 17, 2010.

LAZARD CAPITAL MARKETS	MADISON WILLIAMS

The date of this prospectus supplement is February 11, 2010.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the securities we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein are part of a shelf registration statement that we filed with the Securities and Exchange Commission (“SEC”). Under the shelf registration process, we may offer from time to time shares of our common stock and other securities up to an aggregate amount of $300,000,000, of which this offering is a part. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our securities being offered and other information you should know before investing in our securities. You should read carefully this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free writing prospectus that we authorized to be delivered to you, as well as the additional information described under “Where You Can Find More Information” on page S-55 of this prospectus supplement and page 2 of the accompanying prospectus before investing in our securities.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, any related free writing prospectus that we authorized to be distributed to you and the documents incorporated by reference herein and therein. We have not, and the placement agents have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell and seeking offers to buy our securities only in jurisdictions where such offers and sales are permitted. You should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to our securities in any jurisdiction in which such an offer or solicitation relating to our securities is not authorized. Furthermore, you should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to our securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the notes and the distribution of this prospectus outside the United States. The information contained in, or incorporated by reference to, this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we authorized to be delivered to you, is accurate only as of the respective dates of those documents, regardless of the time of delivery of this prospectus supplement or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, the terms “Company,” “we,” “our,” “ours” and “us” refer to Harvest Natural Resources, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus. Before you decide to invest in the notes, to fully understand this offering and its consequences to you, you should carefully read the entire prospectus supplement and the accompanying prospectus, including the risk factors beginning on page S-10 of this prospectus supplement, and the consolidated financial statements and related notes included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

Our Company

Harvest Natural Resources, Inc. (“Harvest”) has been a petroleum exploration and production company of international scope since 1989, when it was incorporated under Delaware law. Our focus is on acquiring exploration, development and producing properties in geological basins with proven active hydrocarbon systems. Our experienced technical, business development and operating staffs have identified low entry cost exploration opportunities in areas with large hydrocarbon resource potential.

Venezuela

We have acquired and developed significant interests in the Bolivarian Republic of Venezuela (“Venezuela”) originally through our subsidiary Harvest Vinccler, S.C.A. (“Harvest Vinccler”) and subsequently through our 40 percent equity affiliate, Petrodelta, S.A. (“Petrodelta”), which operates a portfolio of properties in eastern Venezuela, including large proven oil fields as well as properties with substantial opportunities for both development and exploration. Petrodelta is governed by its own charter and bylaws, and the terms of our participation are set forth in the Contract of Conversion (“Conversion Contract”) signed on September 11, 2007. We have seconded key technical and managerial personnel into Petrodelta and participate on Petrodelta’s board of directors.

Promising and Proved Production Capabilities

During the year ended December 31, 2009, Petrodelta drilled and completed 16 successful development wells and two appraisal wells and sold approximately 7.8 million barrels of oil and 4.4 billion cubic feet (Bcf) of natural gas. Petrodelta was advised by the Venezuelan government that the 2009 production target was approximately 16,000 barrels of oil per day following the December 17, 2008 Organization of the Petroleum Exporting Counties (“OPEC”) meeting establishing new production quotas. However, Petrodelta was allowed to produce at capacity to help fulfill other companies’ production shortfalls, thus averaging 21,464 barrels of oil per day during 2009.

Petrodelta began the appraisal and testing of its large portfolio of undeveloped resources in the second quarter 2009. During the second quarter 2009, Petrodelta drilled two successful appraisal wells in the El Salto field, and pilot production commenced from one of the appraisal wells through temporary facilities. The well commenced production on July 18, 2009 and has produced 349,000 barrels of oil through the end of 2009. The second appraisal well is still waiting on permits from the Ministry of Energy and Petroleum (“MENPET”) for testing.

During the third quarter 2009, we commissioned an interim reserve report for Petrodelta to assess and secure the growth potential of the Temblador and El Salto fields. The reserve report reflects a 10 percent increase in proved reserves to 47.6 million barrels of oil equivalent (MMBOE) (net to our 32 percent interest) at August 31, 2009, as compared to year-end 2008. The increase was driven primarily by the drilling of the two appraisal wells in Petrodelta’s largely undeveloped El Salto field.

Valuable Knowledge Base of Personnel

Our personnel in Venezuela hold a working knowledge of the Venezuelan fields operated by Petrodelta, garnered through years of research and drilling. This knowledge base, and, by association, our personnel, are valuable to Petrodelta. The majority of Petrodelta’s personnel was employed with our subsidiary, Harvest Vinccler S.C.A. (“Harvest Vinccler”) during the period that our Venezuelan operations were conducted under the Operating Service Agreement with Petroleos de Venezuela, S.A. (“PDVSA”). This personnel was transferred to Petrodelta after the conversion into a joint venture with Corporación Venezolana del Petroleo S.A. (“CVP”). This strategy has permitted Petrodelta to maintain operational expertise and ensure a continuity of operations. In addition, the Company has seconded key professionals to managerial positions in Petrodelta who can provide insight and industry experience.

Strong Relationships with Our Partners

Stemming from this valued connection in the field, we believe that our relationships in Venezuela, including our relationship with CVP, the owner of the remaining 60 percent of Petrodelta, are strong and amicable. The Company, through Harvest Vinccler, has a long history in Venezuela and with CVP rooted in the start of operations in the South Monagas Unit in 1992. We believe that our interests are aligned with those of our partner to focus on the growth of Petrodelta and the creation of value for its shareholders. Today both partners are represented on the board of directors of Petrodelta who meet regularly to discuss and direct the business decisions of Petrodelta. Frequent shareholders meetings are also held to discuss strategic matters of the business.

Self-Funding Goals of Development and Growth

Petrodelta shareholders intend that Petrodelta be self-funding and rely on internally-generated cash flow to fund operations. Historically, we have received dividends from Petrodelta in amounts sufficient to cover our costs of operations in Venezuela. In May 2008, Petrodelta declared and paid a dividend of $181 million, $72.5 million net to HNR Finance ($58.0 million net to our 32 percent interest), which represents Petrodelta’s net income as reported under International Financial Reporting Standards (“IFRS”) for the period of April 1, 2006 through December 31, 2007. In October 2008, Petrodelta paid an advance dividend of $51.9 million, $20.8 million net to HNR Finance ($16.6 million net to our 32 percent interest), which represents Petrodelta’s net income as reported under IFRS for the six months ended June 30, 2008. Petrodelta declares these dividends out of available cash only. However, in recent years, the management and board of directors of Petrodelta have had to take actions to reduce both operating and capital expenditures. We and our partner, CVP, decided not to take any dividends in fiscal year 2009, electing instead to re-invest available cash into the growth and development of Petrodelta and the exploration of prospects. Similarly, while we anticipate that Petrodelta will continue to be self-funding in fiscal year 2010, the budget forecast for this year requires the re-investment of any earnings. See “— Recent Developments — Financing Update” below for a discussion of certain encumbrances expected to be placed on Petrodelta dividends and see “Risk Factors” for more information regarding the deterioration of Petrodelta’s working capital position.

Other Areas of Exploration

Through the pursuit of technically-based strategies guided by conservative investment philosophies, we are building a portfolio of exploration prospects to complement the low-risk production, development, and exploration prospects we hold in Venezuela. Currently, in addition to the interests we hold in Venezuela, we hold interests in the Gulf Coast Region of the United States through an Area of Mutual Intent (“AMI”) agreement with a private third party, the Antelope project in the Western United States through a Joint Exploration and Development Agreement (“JEDA”), and exploration acreage offshore of the People’s Republic of China (“China”), offshore of the Republic of Gabon (“Gabon”), mainly onshore West Sulawesi in the Republic of Indonesia (“Indonesia”) and in the Sultanate of Oman (“Oman”).

United States

Gulf Coast — West Bay

In March 2008, we executed an AMI with a private third party for an area in the upper Gulf Coast Region of the United States. We are the operator and have an initial working interest of 55 percent in Starks, the first prospect in the AMI, and 50 percent in West Bay, the second prospect in the AMI. We drilled an exploratory dry hole on the Starks prospect in 2008. In August 2009, the AMI became a three-party arrangement when the private third party assigned a portion of its interest to one of its affiliates and then restructured. In December 2009, we wrote off the remaining carrying value of the Starks prospect as we have no plans for further activities relating to this prospect.

The AMI covers the coastal areas from Nueces County, Texas to Cameron Parish, Louisiana, including state waters. The private third party contributed two prospects, including the leases and proprietary 3-D seismic data sets, and numerous leads generated over the last three decades of regional geological focus. Although several additional potential prospects have been screened and evaluated within the AMI since its inception, we have not pursued leasing or drilling on any new projects within the AMI as of December 31, 2009.

During the year ended December 31, 2009, operational activities in the West Bay prospect included the interpretation of 3-D seismic, site surveying, and preparation of engineering documents. Interpretation of 3-D seismic data on the West Bay project was completed in 2009 and resulted in the identification of a set of drilling leads and prospects for the project. The AMI participants are currently continuing to evaluate the leads and prospects to determine priorities and drilling plans for the West Bay project, and have identified the likely initial drilling prospect. Land, regulatory and surface access preparations are currently in progress focused on taking the initial drilling prospect to drill-ready status. Current plans are to drill the initial well in 2011.

On January 28, 2010, we entered into an option agreement for a 40% to 50% interest in a new exploration prospect in the AMI.

Western United States — Antelope

In October 2007, we entered into a JEDA with a private third party to pursue a lease acquisition program and drilling program on the Antelope project in the Western United States. We are the operator and had an initial working interest of 50 percent in the Antelope project. The private third party is obligated to assemble the lease position on the Antelope project. The JEDA provides that we would earn our initial 50 percent working interest in the Antelope project by compensating the private third party for leases acquired in accordance with terms defined in the JEDA, and by drilling and completing one deep natural gas test well, known as “Bar F,” at our sole expense. In November 2008, we entered into a Letter Agreement/Amendment of the JEDA (the “Letter Agreement”) with the private third party. The Letter Agreement clarifies several open issues in the JEDA, such as classification of $2.7 million of prepaid land costs for the Antelope project as a note receivable, addition of a requirement for the private third party to partially assign leases to us prior to meeting the lease earning obligation, and clarification of the private third party’s cost obligations for any shallow wells to be drilled on the Antelope project prior to the Bar F. Per the Letter Agreement, payment of the $2.7 million note receivable was due from the private third party on or by spud date of the Bar F. Since payment was not received prior to spud, our interest in the Antelope project was increased to 60 percent, with the incremental 10 percent working interest being earned by drilling and completing the Bar F. The note receivable remains outstanding and will be collected through sales revenues taken from a portion of the private third party’s net revenue from the Bar F provided the Bar F is commercial.

Activities are in progress on two separate projects on the Antelope project in Duchesne County, Utah.

Mesaverde

The Mesaverde project is targeted to explore for and develop oil and natural gas from multiple reservoir horizons in the Uintah Basin of northeastern Utah in Duchesne and Uintah Counties. Leads and/or prospects were identified in three prospective reservoir horizons in preparation for drilling.

Operational activities during 2009 on the Mesaverde project focused on continuing leasing activities on private, Allottee, and tribal land, and surveying, preliminary engineering, permitting preparations, and conducting drilling operations on the Bar F. On June 15, 2009, we spud the Bar F. The Bar F was permitted to 18,000 feet. The Bar F was drilled to a total depth of 17,566 feet and an extended production test of multiple potential reservoir horizons is now in progress.

Monument Butte

We are currently participating in an eight well appraisal and development drilling program to produce oil and gas reserves from the Green River formation on the southern portion of our Antelope land position. The Monument Butte program is operated by our third-party industry partner with us holding a 43 percent working interest. The parties have formed a 320 acre AMI containing the eight drilling locations.

Operational activities during 2009 on the Monument Butte project focused on resolution of forced pooling issues with non-consenting interest, negotiations with the third party industry partner for the joint drilling project, and conducting drilling operations. To date, five wells have been drilled with the three remaining wells expected to be drilled in February 2010. Three wells are currently on production. Two additional wells have been completed and are anticipated to commence production in the near future. We expect that all eight wells will be on production before the end of the first quarter 2010.

Budong-Budong Project, Indonesia

In 2008, we acquired a 47 percent interest in the Budong-Budong Production Sharing Contract by committing to fund the first phase of the exploration program, including the acquisition of 2-D seismic and drilling of the first two exploration wells. This commitment is capped at $17.2 million. Prior to drilling the first exploration well, subject to the estimated cost of that well, our partner will have a one-time option to increase the level of the carried interest to a maximum of $20.0 million, and as compensation for the increase, we will increase our participation to a maximum of 54.65 percent. This equates to a total carried cost of the farm-in of $9.1 million.

Operational activities during 2009 focused on the interpretation of 650 kilometers of 2-D seismic and well planning. Two drill sites have been selected. Currently, the locations for the two test wells are being constructed and the rig and ancillary equipment is being mobilized to the area. It is expected that the first of two exploration wells will spud in mid-March 2010. In accordance with the farm-in agreement, we expect to fund 100 percent of the well expenditures to earn our 47 percent working interest up to a cap of $10.7 million; thereafter, we will pay in proportion to our working interest.

Dussafu Project, Gabon

We are the operator of the Dussafu Marin Permit offshore Gabon in West Africa (“Dussafu PSC”) with a 66.667 percent interest in the Dussafu PSC. Located offshore Gabon, adjacent to the border with the Republic of Congo, the Dussafu PSC contains 680,000 acres with water depths up to 1,000 feet. The Dussafu PSC has two small oil discoveries in the Gamba and Dentale reservoirs and a small natural gas discovery. Production and infrastructure exists in the blocks contiguous to the Dussafu PSC.

Operational activities during 2009 focused on completion of the processing and reprocessing of 1,330 kilometers of 2-D seismic and the pre-stack depth reprocessing of 1,076 square kilometers of 3D seismic data. The improved imaging from this work has allowed the interpretation to mature the prospect inventory to provide the partnership a number of prospective targets in the sub-salt section, in both the Gamba and Syn-rift plays that are productive in the nearby Etame, Lucina and M’Bya fields. Subject to drilling rig availability, we expect to drill an exploration well in the third quarter 2010.

Block 64 Project, Oman

On April 11, 2009, we signed an Exploration and Production Sharing Agreement (“EPSA”) with Oman for the Al Ghubar / Qarn Alam license (“Block 64 EPSA”). We have a 100 percent working interest in

Block 64 EPSA during the exploration phase. Oman Oil Company has the option to back-in to up to a 20 percent interest in Block 64 EPSA after the discovery of gas.

Block 64 EPSA is a newly-created block designated for exploration and production of non-associated gas and condensate which the Oman Ministry of Oil and Gas has carved out of the Block 6 Concession operated by Petroleum Development of Oman (“PDO”). PDO will continue to produce oil from several fields within Block 64 EPSA area.

The 3,867 square kilometer (955,600 acres) block is located in the gas and condensate rich Ghaba Salt Basin in close proximity to the Barik, Saih Rawl and Saih Nihayda gas and condensate fields. We have an obligation to drill two wells over a three year period with a funding commitment of $22.0 million. Current activities include the compilation of existing data, preparation for 3-D pre-stack depth migration reprocessing and initiation of a baseline environmental survey.

WAB-21, South China Sea

In December 1996, we acquired Crestone Energy Corporation, subsequently renamed Benton Offshore China Company. Its principal asset is a petroleum contract with China National Offshore Oil Corporation (“CNOOC”) for the WAB-21 area. The WAB-21 petroleum contract covers 6.2 million acres in the South China Sea, with an option for an additional 1.25 million acres under certain circumstances, and lies within an area which is the subject of a border dispute between China and Socialist Republic of Vietnam (“Vietnam”). Vietnam has executed an agreement on a portion of the same offshore acreage with another company. The border dispute has lasted for many years, and there has been limited exploration and no development activity in the WAB-21 area due to the dispute. However, Petrovietnam and Talisman Energy Inc. recently announced plans for exploration drilling during 2010.

Due to the border dispute between China and Vietnam, we have been unable to pursue an exploration program during Phase One of the contract. As a result, we have obtained license extensions, with the current extension in effect until May 31, 2011. While no assurance can be given, we believe we will continue to receive contract extensions so long as the border disputes persist.

Recent Developments

Operational Update

Venezuela — Petrodelta, S.A.

Proved Reserves as of August 31, 2009

On October 21, 2009, we announced that our total proved reserves as of August 31, 2009 were 47.6 million barrels of oil equivalent (MMBOE), of which 38.2 million barrels (MMBbl) were crude oil and 56.1 billion cubic feet (Bcf), or 9.3 MMBOE, were natural gas. Approximately 100% of our reserves (on a barrel of oil equivalent basis) were located in Venezuela as of August 31, 2009. The following table summarizes our proved reserves as of August 31, 2009:

	Reserves
		Natural
Estimated Proved Reserves, Net to Harvest	Oil	Gas	NGLs
Natural Resources, Inc., as of August 31, 2009	(MMBbl)	(Bcf)	(MMBbl)
	(Unaudited)

Reserves category:
PROVED
Developed	11.3	29.2	0
Undeveloped	26.9	26.9	0
TOTAL PROVED	38.2	56.1	0

Utah — Monument Butte Field Extension Appraisal and Development Drilling Project

As of January 21, 2010

As described above, we are currently participating in the Monument Butte program in our Antelope land position. To date, five wells have been drilled with the three remaining wells expected to be drilled in February 2010. Three wells are currently on production and produced at a combined average gross production rate of 1,600 BOPD and 1.8 MMCFD over a seven-day period in mid-January 2010. Two additional wells have been completed and are anticipated to commence production in the near future. We expect that all eight wells will be on production by approximately March 15, 2010. Results of the program to date have exceeded pre-drilling expectations for production rates, and gross drilling and completion costs of about $800,000 per well are in line with pre-drilling estimates.

Financing Update

We continually assess our need for additional sources of financing based on our operational, working capital and other needs from time to time. Currently, we are contemplating one particular additional source of financing through an Islamic (sukuk) financing, in which one of our subsidiaries would form and contribute certain assets to a partnership and subsequently sell a minority interest in the partnership to one or more third parties for approximately $250 million. Although the terms of this transaction have not been finalized, we anticipate that the terms would include our agreement to pay all or a substantial portion of the dividends paid by Petrodelta to which we are entitled over the next five or six years to reacquire all of the third-party partnership interests, including premiums thereon. While we may be able to consummate this financing transaction during the first half of 2010, there can be no assurances that this transaction will be consummated or that we will decide to pursue alternative financing.

Legal Proceedings Update

Excel Enterprises L.L.C. vs. Benton Oil & Gas Company, now known as Harvest Natural Resources, Inc., Chemex, Inc., Benton-Vinccler, C.A., Gale Campbell and Sheila Campbell in the District Court for Harris County, Texas. This suit was brought in May 2003 by Excel Enterprises L.L.C. (“Excel”) alleging, among other things, breach of a consulting agreement between Excel and us, misappropriation of proprietary information and trade secrets, and fraud. Excel seeks actual and exemplary damages, injunctive relief and attorneys’ fees. In April 2007, the court set the case for trial. The trial date, reset for the first quarter 2009, had been stayed indefinitely. On October 20, 2009, the stay was lifted. A trial date of November 1, 2010 has been set. We dispute Excel’s claims and plan to vigorously defend against them. We are unable to estimate the amount or range of any possible loss.

Corporate Offices

We operate from our Houston, Texas headquarters. We also have expanded regional/technical offices in the United Kingdom and in Singapore, and small field offices in Jakarta, Indonesia, Muscat, Oman and Roosevelt, Utah to support field operations in the offices’ respective areas. Our principal executive offices are located at 1177 Enclave Parkway, Suite 300, Houston, Texas 77077. Our telephone number at that location is (281) 899-5700. Our Internet website is http://www.harvestnr.com. Information contained on our website is not incorporated by reference in this prospectus and you should not consider information contained on our website as part of this prospectus.

The Offering

Issuer	Harvest Natural Resources, Inc.

Securities Offered	$32 million aggregate principal amount of 8.25% Senior Convertible Notes due March 1, 2013, which are referred to in this prospectus supplement as the notes.

Offering Price	Each note will be issued at a price of 100% of its principal amount.

Maturity	March 1, 2013, unless earlier converted, redeemed or repurchased.

Interest Rate	8.25% per year. Interest will be payable in cash on March 1 and September 1 of each year, beginning September 1, 2010.

Ranking	The notes will be our senior unsecured obligations and will rank equal in right of payment with all of our future senior unsecured indebtedness. The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

As of February 8, 2010, we and our subsidiaries had no senior indebtedness outstanding, and approximately $12.5 million of other liabilities outstanding.

Covenants	The indenture will contain certain covenants, including that for so long as at least $5 million of the notes are outstanding, we (but not our subsidiaries) will be restricted, subject to certain exceptions, from incurring any indebtedness (including secured indebtedness) ranking senior to the notes, and that we may only incur indebtedness that is pari passu with the notes if our leverage ratio, which we define as, total indebtedness over our consolidated EBITDA, is less than 3.0. See “Description of the Notes — Certain Covenants — Limitations on Indebtedness.”

Conversion Rights	You may convert your notes into shares of our common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date.

The notes will be convertible into shares of our common stock at an initial conversion rate of 175.2234 shares of common stock per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $5.71 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.”

Limitations on Conversion due to Market Regulation	We shall not be obligated to issue shares of our common stock upon conversion of the notes to the extent the issuance of such shares of common stock would exceed 6,622,995 in the aggregate (which number is 19.9% of our outstanding common stock on the date of this prospectus supplement), unless we obtain the approval of our stockholders. We will settle our conversion obligations, if any, in excess of this limitation in cash.

Make-Whole Payments Upon Conversion After a Redemption Notice	If you exercise your conversion rights after any redemption notice is given and prior to the redemption date, you will be entitled to receive upon conversion of your notes, in cash, in addition to the number shares of our common stock you are otherwise entitled to receive, an amount equal to the interest that would have been paid on the notes through, but not including, the maturity date if the notes had not been so converted, provided that any such interest which would have been accrued after the applicable conversion date will be discounted to the present value.

Limitation on Beneficial Ownership	Notwithstanding anything to the contrary, the notes shall not be convertible by you to the extent (but only to the extent) that you or any of your affiliates would beneficially own 5% or more of the outstanding shares of our common stock.

Adjustment to Conversion Rate upon a Non-Stock Change of Control	Prior to March 1, 2013, if and only to the extent holders elect to convert the notes in connection with a fundamental change described under the first or fourth clause of the definition of that term in “Description of the Notes — Repurchase at the Option of the Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) consists of cash or securities (or other property) that are not common equity interests or depository receipts traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, which we refer to as a “non-stock change of control,” we will increase the conversion rate by a number of additional shares. The number of additional shares will be determined by reference to the table in “Description of the Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control,” based on the effective date and the price paid per share of our common stock in such non-stock change of control.

If holders of our common stock receive only cash in the type of transaction described above, the price paid per share will be the cash amount paid per share. Otherwise, the price paid per share will be the average of the last reported sale price of our common stock on the five trading days prior to, but not including, the effective date of such non-stock change of control.

Redemption by the Company	We may redeem all or a portion of the notes at our option at a redemption price, in cash, equal to 100% of the principal amount of the notes called for redemption, plus accrued and unpaid interest to, but excluding, the redemption date, provided that the notes will only be redeemable if the closing price of our common stock equals or exceeds 150% of the conversion price then in effect for at least 20 trading days within the period of 30 consecutive trading days ending on the trading day before the optional redemption. You will be able to convert the notes called for redemption up to and including the business day immediately preceding the date of redemption.

Fundamental Change Repurchase Right of Holders	If we undergo a fundamental change (as defined in this prospectus supplement) prior to maturity, you will have the right, at your option, to require us to repurchase for cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of the Notes — Repurchase at the Option of the Holder upon a Fundamental Change.”

Events of Default	If an event of default on the notes occurs, the principal amount of the notes, plus accrued and unpaid interest, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving the Company or certain of its subsidiaries.

Vote Required to Remove the Exchange Cap	We have agreed with the New York Stock Exchange that, for purposes of calculating any vote by our stockholders to remove the 19.9% threshold described above, we will assume that all shares of our common stock outstanding as of the applicable record date of such vote that have been issued upon any conversion of the notes have been voted in favor of removing such threshold and shall be disregarded for purposes of determining whether the requisite number of votes needed to approve the removal of such threshold was obtained.

Absence of a Public Market for the Notes	The notes will be a new issue of securities. We cannot assure you that any active or liquid market will develop for the notes.

DTC Eligibility	The notes will be issued in fully registered book-entry form and will be represented by one or more permanent global notes without coupons. Global notes will be deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company (“DTC”). Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Form, Denomination and Registration — Global Notes, Book-Entry Form.”

Use of Proceeds	We intend to use the net proceeds of this offering to fund capital expenditures and working capital needs, and for other general corporate purposes. See “Use of Proceeds” on page S-22 of this prospectus supplement.

NYSE Symbol for Our Common Stock	HNR

U. S. Federal Tax Considerations	Holders are urged consult their own tax advisors. See “Material U.S. Federal Tax Considerations.”

Risk Factors	You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement prior to investing in the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page S-11 of this prospectus supplement and the “Risk Factors” in the accompanying prospectus for a discussion of risks and uncertainties relating to us, our business and an investment in the notes.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the section entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as any updates thereto contained in subsequent filings with the SEC or in any free writing prospectus and all other information contained in this prospectus supplement and the accompanying prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

We may not be able to meet the requirements of the global expansion of our business strategy.

We have added a significant global exploration component to diversify our overall portfolio. In many locations, we may be required to post performance bonds in support of a work program. We also intend to acquire underdeveloped, undeveloped and exploration properties from time to time for which the primary risks may be technical, operational or both.

Our strategy to identify, access and integrate hydrocarbon assets in known hydrocarbon basins globally carries greater deal execution, operating, financial, legal and political risks.

The environments in which we operate are often difficult and the ability to operate successfully will depend on a number of factors, including our ability to control the pace of development, our ability to apply “best practices” in drilling and development, and the fostering of productive and transparent relationships with local partners, the local community and governmental authorities. Financial risks include our ability to control costs and attract financing for our projects. In addition, often the legal systems of these countries are not mature and their reliability is uncertain. This may affect our ability to enforce contracts and achieve certainty in our rights to develop and operate oil and natural gas projects, as well as our ability to obtain adequate compensation for any resulting losses. Our strategy depends on our ability to have significant influence over operations and financial control.

Operations in areas outside the United States are subject to various risks inherent in foreign operations.

Our operations are subject to various risks inherent in foreign operations. These risks may include, among other things, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, civil unrest, strikes and other political risks, increases in taxes and governmental royalties, being subject to foreign laws, legal systems and the exclusive jurisdiction of foreign courts or tribunals, renegotiation of contracts with governmental entities, changes in laws and policies, including taxes, governing operations of foreign-based companies, currency restrictions and exchange rate fluctuations and other uncertainties arising out of foreign government sovereignty over our international operations. Our international operations may also be adversely affected by laws and policies of the United States affecting foreign policy, foreign trade, taxation and the possible inability to subject foreign persons to the jurisdiction of the courts in the United States.

Operations on the Unitah and Ouray Reservation of the Ute Indian Tribe in the western United States are subject to various risks similar to those for foreign operations.

Similar to our operations in foreign jurisdictions, our operations on the Unitah and Ouray Reservation of the Ute Indian Tribe are subject to certain risks. These risks may include, among other things, loss of revenue, property and equipment as a result of hazards such as expropriation, civil unrest, strikes and other political risks, increases in taxes and governmental royalties, being subject to tribal laws, legal systems and the exclusive jurisdiction of federal courts and tribunals, renegotiation of contracts with governmental entities, changes in laws and policies, including taxes, governing operations of federal-based companies, and other uncertainties arising out of Reservation sovereignty.

Estimates of oil and natural gas reserves are uncertain and inherently imprecise.

This prospectus supplement, the accompanying prospectus and our Current Report on Form 8-K filed with the SEC on November 4, 2009, which is incorporated by reference into this prospectus supplement, contain estimates of our proved oil and natural gas reserves based on our minority equity investment in Petrodelta. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves likely will vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth. Actual production, revenue, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used, and these variances may be material.

You should not assume that the present value of future net revenues referred to in Exhibit 99.3 of our Current Report on Form 8-K filed with the SEC on November 4, 2009, Item 15, Notes to the Consolidated Financial Statements, TABLE V — Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Natural Gas Reserve Quantities and Additional Supplemental Information on Oil and Natural Gas Producing Activities (unaudited) for Petrodelta S.A. as of December 31, 2008, 2007 and 2006, TABLE V — Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Natural Gas Reserve Quantities (unaudited) is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves as of December 31, 2008 are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in demand, changes in our ability to produce or changes in governmental regulations, policies or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from estimated proved reserves and their present value. In addition, the 10 percent discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with the oil and natural gas industry in general will affect the accuracy of the 10 percent discount factor.

Our future operations and our investments in equity affiliates are subject to numerous risks of oil and natural gas drilling and production activities.

Oil and natural gas exploration and development drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be found. The cost of drilling and completing wells is often uncertain. Oil and natural gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	weather conditions;

•	shortages in experienced labor;

•	delays in receiving necessary governmental permits;

•	shortages or delays in the delivery of equipment;

•	delays in receipt of permits or access to lands; and

•	government actions or changes in regulations.

The prevailing price of oil also affects the cost of and availability for drilling rigs, production equipment and related services. We cannot give any assurance that the new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry wells and wells that are productive but do not produce sufficient net revenues after operating and other costs.

Our oil and natural gas operations are subject to various governmental regulations that materially affect our operations.

Our oil and natural gas operations are subject to various governmental regulations. These regulations may be changed in response to economic or political conditions. Matters regulated may include permits for discharges of wastewaters and other substances generated in connection with drilling operations, bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on oil and natural gas production. In order to conserve or limit supplies of oil and natural gas, these agencies have restricted the rates of the flow of oil and natural gas wells below actual production capacity. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.

Our cash position and limited ability to access additional capital may limit our growth opportunities.

At November 30, 2009, we had $38 million of available cash and, until Petrodelta pays a dividend or other revenue from our U.S. operations increases substantially, cash available from operations will not be sufficient to meet operational requirements. Having a Petrodelta dividend as our primary source of cash flow limits our access to additional capital, and our concentration of political risk in Venezuela may limit our ability to leverage our assets. In addition, our future cash position depends upon the payment of dividends by Petrodelta or success with our exploration program. While we believe such dividends, if available, will be paid, there is no assurance this will be the case. These factors could have a material adverse effect on our financial condition and liquidity and may limit our ability to grow through the acquisition or exploration of additional oil and gas properties and projects.

Competition within the industry may adversely affect our operations.

We operate in a highly competitive environment. We compete with major, national and independent oil and natural gas companies for the acquisition of desirable oil and natural gas properties and the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than ours.

The loss of key personnel could adversely affect our ability to successfully execute our strategy.

We are a small organization and depend on the skills and experience of a few individuals in key management and operating positions to execute our business strategy. Loss of one or more key individuals in the organization could hamper or delay achieving our strategy.

We no longer directly manage operations of Petrodelta.

PDVSA, through CVP, exercises substantial control over Petrodelta’s operations, making Petrodelta subject to some internal policies and procedures of PDVSA as well as being subject to constraints in skilled personnel available to Petrodelta. These issues may have an adverse effect on the efficiency and effectiveness of Petrodelta’s operations.

We hold a noncontrolling interest in Petrodelta.

Even though we have substantial negative control provisions as a minority equity investor in Petrodelta, our control of Petrodelta is limited to our rights under the Conversion Contract and its annexes and Petrodelta’s charter and bylaws. As a result, our ability to implement or influence Petrodelta’s business plan, assure quality control, and set the timing and pace of development may be adversely affected. In addition, the majority partner, CVP, has initiated and undertaken numerous unilateral decisions that can impact our minority equity investment as more fully disclosed in Item 1 — Business, Petrodelta in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference herein.

Petrodelta’s business plan will be sensitive to market prices for oil.

Petrodelta operates under a business plan, the success of which will rely heavily on the market price of oil. To the extent that market values of oil decline, the business plan of Petrodelta may be adversely affected.

A decline in the market price of crude oil could uniquely affect the financial condition of Petrodelta.

Under the terms of the Conversion Contract and other governmental documents, Petrodelta is subject to a special advantage tax (“ventajas especiales”) which requires that, if in any year the aggregate amount of royalties, taxes and certain other contributions is less than 50 percent of the value of the hydrocarbons produced, Petrodelta must pay the government of Venezuela the difference. In the event of a significant decline in crude prices, the ventajas especiales could force Petrodelta to operate at a loss. Moreover, our ability to control those losses by modifying Petrodelta’s business plan or restricting the budget is limited under the Conversion Contract.

An increase in oil prices could result in increased tax liability in Venezuela affecting Petrodelta’s operations and profitability, which in turn could affect our dividends and profitability.

Prices for oil fluctuate widely. On April 15, 2008, the Venezuelan government published in the Official Gazette the Law of Special Contribution to Extraordinary Prices at the Hydrocarbons International Market (“original Windfall Profits Tax”). The original Windfall Profits Tax was based on prices for Brent crude, and, as instructed by CVP, Petrodelta applied the original Windfall Profits Tax to net production after deduction for royalty barrels. On July 10, 2008, the Venezuelan government published an amendment to the Windfall Profits Tax (“amended Windfall Profits Tax”) to be calculated on the Venezuelan Export Basket (“VEB”) of prices as published by MENPET. The amended Windfall Profits Tax was made retroactive to April 15, 2008, the date of the original Windfall Profits Tax. The amended Windfall Profits Tax established a special 50 percent tax to the Venezuelan government when the average price of the VEB exceeds $70 per barrel. In a similar manner, the percentage is increased from 50 percent to 60 percent when the average price of the VEB exceeds $100 per barrel. The amended Windfall Profits Tax is reported as an expense on the income statement and is deductible for Venezuelan tax purposes. For the year ended December 31, 2008, Petrodelta recorded $56.4 million for the amended Windfall Profits Tax. Any increase in the taxes payable by Petrodelta, including the Windfall Profits Tax, as a result of increased oil prices will reduce cash available for dividends to us and our partner, CVP.

Oil price declines and volatility could adversely affect Petrodelta’s operations and profitability, which in turn could affect our dividends and profitability.

Prices for oil also affect the amount of cash flow available for capital expenditures and dividends from Petrodelta. Lower prices may also reduce the amount of oil that we can produce economically and lower oil production could affect the amount of natural gas we can produce. We cannot predict future oil prices. Factors that can cause fluctuations in oil prices include:

•	relatively minor changes in the global supply and demand for oil;

•	export quotas;

•	market uncertainty;

•	the level of consumer product demand;

•	weather conditions;

•	domestic and foreign governmental regulations and policies;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil-producing and oil consuming countries; and

•	overall economic conditions.

The total capital required for development of Petrodelta’s assets may exceed the ability of Petrodelta to finance such developments.

Petrodelta’s ability to fully develop the fields in Venezuela will require a significant investment. Petrodelta’s future capital requirements for the development of its assets may exceed the cash available from its existing cash flow. Petrodelta’s ability to secure financing is currently limited and uncertain, and has been, and may be, affected by numerous factors beyond its control, including the risks associated with operating in Venezuela. Because of this financial risk, Petrodelta may not be able to secure either the equity or debt financing necessary to meet its future cash needs for investment, which may limit its ability to fully develop the properties, cause delays with their development or require early divestment of all or a portion of those projects. This could negatively impact our minority equity investment. If we are called upon to fund our share of Petrodelta’s operations, our failure to do so could be considered a default under the Conversion Contract and cause the forfeiture of some or all our shares in Petrodelta. In addition, CVP may be unable or unwilling to fund its share of capital requirements and our ability to require them to do so is limited.

We may not be able to replace production from Petrodelta with new reserves.

In general, production rates and remaining reserves from oil and natural gas properties decline as reserves are depleted. The decline rates depend on reservoir characteristics. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and natural gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. We cannot give any assurance that our future exploration, development and acquisition activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs.

The legal or fiscal regime for Petrodelta may change and the Venezuelan government may not honor its commitments.

While we believe that the Conversion Contract and Petrodelta provide a basis for a more durable arrangement in Venezuela, the value of the investment necessarily depends upon Venezuela’s maintenance of legal, tax, royalty and contractual stability. Our recent experiences in Venezuela demonstrate that such stability cannot be assured. While we have and will continue to take measures to mitigate our risks, no assurance can be provided that we will be successful in doing so or that events beyond our control will not adversely affect the value of our minority equity investment in Petrodelta.

PDVSA’s failure to timely pay contractors could have an adverse affect on Petrodelta.

PDVSA has failed to pay on a timely basis certain amounts owed to contractors that PDVSA has contracted to do work for Petrodelta. PDVSA purchases all of Petrodelta’s oil production. PDVSA and its affiliates have reported shortfalls in meeting their cash requirements for operations and planned capital expenditures, and PDVSA has fallen behind in certain of its payment obligations to its contractors, including contractors engaged by PDVSA to provide services to Petrodelta. In addition, PDVSA has fallen behind in certain of its payment obligations to Petrodelta, which payments Petrodelta would otherwise use to pay its contractors. As a result, Petrodelta has experienced, and may continue to experience, difficulty in retaining contractors who provide services for Petrodelta’s operations. We cannot provide any assurance as to whether or when PDVSA will become current on its payment obligations. Inability to retain contractors or to pay them on a timely basis is having an adverse effect on Petrodelta’s operations and on Petrodelta’s ability to carry out its business plan.

Tax claims by municipalities in Venezuela may adversely affect Harvest Vinccler’s financial condition.

The municipalities of Uracoa and Libertador have asserted numerous tax claims against Harvest Vinccler which we believe are without merit. However, the reliability of Venezuela’s judicial system is a source of concern and it can be subject to local and political influences.

Global market and economic conditions, including those related to the credit markets, could have a material adverse effect on our business, financial condition and results of operations.

A general slowdown in economic activity caused by the current economic recession could adversely affect our business by impacting our ability to access additional capital, the receipt of dividends from Petrodelta as well as the need to preserve adequate development capital in the interim.

We may incur significant indebtedness in the near future.

We continually assess our need for additional sources of financing based on our operational, working capital and other needs from time to time. Currently, we are contemplating one particular additional source of financing through an Islamic (sukuk) financing, in which one of our subsidiaries would form and contribute certain assets to a partnership and subsequently sell a minority interest in the partnership to one or more third parties for approximately $250,000,000. Although the terms of this transaction have not been finalized, we anticipate that the terms would include our agreement to pay all or a substantial portion of the dividends paid by Petrodelta to which we are entitled over the next five or six years to reacquire all of the third-party partnership interests, including premiums thereon. While we may be able to consummate this financing transaction during the first half of 2010, there can be no assurances that this transaction will be consummated, and we may consider alternative forms of additional financing if we deem necessary or advisable with respect to our operations from time to time.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.

Exploration and development and the production and sale of oil and gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	the amounts and types of substances and materials that may be released into the environment;

•	response to unexpected releases to the environment;

•	reports and permits concerning exploration, drilling, production and other operations;

•	the spacing of wells;

•	unitization and pooling of properties;

•	calculating royalties on oil and gas produced under federal and state leases; and

•	taxation.

Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs, natural resource damages and other environmental damages. We also could be required to install expensive pollution control measures or limit or cease activities on lands located within wilderness, wetlands or other environmentally or politically sensitive areas. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties as well as the imposition of corrective action orders. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition, results of operations or cash flows.

Potential regulations regarding climate change could alter the way we conduct our business.

Governments around the world are beginning to address climate change matters. This may result in new environmental regulations that may unfavorably impact us, our suppliers and our customers. The cost of meeting these requirements may have an adverse impact on our financial condition, results of operations and cash flows.

Risks Related to this Offering and the Notes

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value.

The Company cannot guarantee that this offering will raise sufficient amounts to fund the working capital needs of the Company.

The maximum amount of this offering is $32 million. Because there is no minimum offering amount required as a condition to closing in this offering, the actual offering amount and net proceeds to us, if any, in this offering may be substantially less than the total maximum offering amount set forth above. We cannot guarantee that the actual amounts raised in this offering will be sufficient to fund working capital needs of the Company.

We will significantly increase our leverage as a result of the sale of the notes.

In connection with the sale of the notes, we will incur new indebtedness of $32 million. The degree to which we will be leveraged could, among other things:

•	make it difficult for us to make payments on the notes;

•	make it difficult for us to obtain financing for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The terms of the notes will contain only limited restrictive covenants and provide only limited protection in the event of a change of control.

The indenture under which the notes will be issued will contain only limited restrictive covenants, as described under “Description of the Notes — Certain Covenants,” that might not protect you from several kinds of transactions that may adversely affect you. In particular, the indenture will not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock and, therefore, may not protect you in the event of a highly leveraged transaction or other similar transaction. Nor will the indenture restrict the incurrence of indebtedness by our subsidiaries or joint ventures. The requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in the definition of a “fundamental change” under “Description of the Notes — Repurchase at the Option of the Holder upon a Fundamental Change.” Similarly, the circumstances under which we are required to adjust the conversion rate upon the occurrence of a “non-stock change of control” are limited to circumstances where a note is converted in connection with such a transaction as set forth under “Description of the Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.”

Accordingly we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of the notes and our common stock but would not constitute a fundamental change under the notes.

The Company will be the sole obligor with respect to the notes.

The Company will be the sole obligor with respect to the notes, and the notes will not be obligations of, or guaranteed by, any of our subsidiaries or joint ventures. We are a holding company with no business operations, and our only sources of liquidity will be dividends on, and proceeds from the sale of, our equity interests in our subsidiaries and joint ventures. At September 30, 2009, we had $49 million of available cash and, until Petrodelta pays a dividend or other sources of revenue are captured, there will be no additional cash available from operations. In addition, our future cash position depends upon the payment of dividends by Petrodelta or success with our exploration program. While we believe such dividends, if available, will be paid, there is no assurance this will be the case. In addition, we are currently contemplating one particular additional source of financing through an Islamic (sukuk) financing, in which one of our subsidiaries would form and contribute certain assets to a partnership and subsequently sell a minority interest in the partnership to one or more third parties for approximately $250 million. Although the terms of this transaction have not been finalized, we anticipate that the terms would include our agreement to pay all or a substantial portion of the dividends paid by Petrodelta to which we are entitled over the next five or six years to reacquire all of the third-party partnership interests, including premiums thereon, which would further limit cash available from our operations. These factors could have a material adverse effect on our ability to meet our obligations to the holders of the notes and there can be no assurance that the dividends from Petrodelta or success with our exploration programs will generate sufficient cash flow from operations to pay interest on or repay the principal amount of the notes on the maturity date.

We may be unable to repay or repurchase the notes, including following a fundamental change.

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. Upon a fundamental change, as defined in the indenture, you may require us to repurchase all or a portion of your notes at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the date of the repurchase of the notes. We cannot assure you that we will have enough funds or be able to arrange for additional financing to pay the principal amount at maturity or to repurchase the notes upon a fundamental change or that our then-existing debt agreements will permit us to repay the principal amount at maturity or repurchase the notes.

Our failure to repay the notes at maturity or to repurchase notes upon a fundamental change would constitute an event of default under the indenture that governs the notes and may also constitute an event of default under any other indenture or other agreement governing then-existing indebtedness, which could prevent us from repurchasing the notes. If a fundamental change occurred and accelerated any other then-existing indebtedness, we cannot assure you that we would have sufficient financial resources, or be able to arrange for additional financing, to repay the principal amount at maturity or pay the repurchase price for the notes and amounts due under any other indebtedness.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on the notes, all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares of our common stock upon conversion of the notes in the event of certain fundamental changes.

The adjustment to the conversion rate upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.

If certain types of fundamental changes occur prior to March 1, 2013, we may adjust the conversion rate of the notes to increase the number of shares issuable upon conversion. The number of additional shares to be added to the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of the Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” Although this adjustment is designed to compensate you for the lost option value of your notes as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value based upon assumptions made on the date of this prospectus supplement and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $4.39 or more than $15.00 (subject to adjustment), there will be no such adjustment.

There is currently no public market for the notes, and an active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of your notes.

The notes are a new issue of securities, and there is no existing market for the notes. We do not intend to apply for listing of the notes on any securities exchange or other stock market. A market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

The conversion rate of the notes may not be adjusted for all dilutive events that may adversely affect the trading price of the notes or our common stock issuable upon conversion of the notes.

The conversion rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, including, for example, in issuance of stock for cash that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you convert your notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of our common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

To the extent we issue common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders, including holders who had previously converted their notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

The notes are subject to certain conversion limitations.

We may not effect any conversion of a note, and you do not have the right to convert any portion of a note, to the extent that after giving effect to such conversion, you (and your affiliates whose ownership of securities is not disaggregated in accordance with SEC Release No. 34-39538) would beneficially own more than 5% of the number of shares of our common stock outstanding immediately after giving effect to such conversion.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the notes and our common stock could be reduced.

The notes are effectively subordinated to all liabilities of our subsidiaries.

None of our subsidiaries will guarantee our obligations under, or have any obligation to pay amounts due on, the notes. As a result, the notes will be “structurally subordinated” to all indebtedness and other liabilities, including trade payables and lease obligations, of our existing and future subsidiaries (unless such indebtedness is by its terms subordinated to the notes). In addition, the notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes will be effectively subordinated to any secured debt that we or our subsidiaries incur. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The indenture governing the notes offered hereby contains various covenants which limit our management’s discretion in the operation of our business and the failure to comply with such covenants could have a material adverse effect on our business, financial condition and results of operations.

The indenture governing the notes offered hereby contains various provisions that limit our management’s discretion by restricting our ability (but not the ability of our subsidiaries) to, among other things, incur additional indebtedness. Any failure to comply with the restrictions of the indenture related to the notes offered hereby or any other subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, which would have a material adverse effect on our business, results of operations and financial condition.

Future sales of shares of our common stock may depress its market price.

In the future, we may sell additional shares of our common stock to raise capital. Sales of substantial amounts of additional shares of our common stock, including shares of our common stock underlying the notes and shares issuable upon exercise of outstanding options as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt to equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes being offered in this offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our common stock.

You may be subject to U.S. federal income tax if we make or fail to make one of certain adjustments to the conversion rate of the notes, even though you do not receive a corresponding cash distribution.

The conversion rate of the notes will be adjusted in certain circumstances as described in “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If you are a non-U.S. holder (as defined in “Material U.S. Federal Tax Considerations”), any deemed dividend may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Any withholding tax on such a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. See the discussion under “Material U.S. Federal Tax Considerations — U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Constructive Distributions and Distributions on Common Stock.”

Non-U.S. holders may be subject to U.S. federal income tax.

We may have been, may currently be or may become a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, certain non-U.S. holders of the notes or our common stock may be subject to U.S. federal withholding tax or U.S. federal income tax, or both, in respect of certain payments made or deemed made in respect of the notes or our common stock, and purchasers may be required to withhold certain amounts upon the acquisition of the notes or our common stock. Non-U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences that may arise if we were, currently are or were to become a United States real property holding corporation. See the discussion under the heading “Material U.S. Federal Tax Considerations — U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Constructive Distributions and Distributions on Common Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company cautions that any forward-looking statements contained or incorporated by reference in this prospectus supplement or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors. When used in this prospectus supplement, the words “budget”, “guidance”, forecast”, “anticipate”, “expect”, “believes”, “goals”, “projects”, “plans”, “anticipates”, “estimates”, “should”, “could”, “assume” and similar expressions are intended to identify forward-looking statements. You are cautioned that any such forward-looking statements involve significant known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by those forward-looking statements. Such factors include our concentration of operations in Venezuela, the political and economic risks associated with international operations (particularly those in Venezuela), the anticipated future development costs for undeveloped reserves, drilling risks, the risk that actual results may vary considerably from reserve estimates, the dependence upon the abilities and continued participation of certain of our key employees, the risks normally incident to the exploration, operation and development of oil and natural gas properties, risks incumbent to holding a noncontrolling interest in a corporation, the permitting and the drilling of oil and natural gas wells, the availability of materials and supplies necessary to projects and operations, the price for oil and natural gas and related financial derivatives, changes in interest rates, the Company’s ability to acquire oil and natural gas properties that meet its objectives, availability and cost of drilling rigs, seismic crews, overall economic conditions, political stability, civil unrest, acts of terrorism, currency and exchange risks, currency controls, changes in existing or potential tariffs, duties or quotas, changes in taxes, changes in governmental policy, availability of sufficient financing, including the Company’s ability to obtain the Islamic (sukuk) financing described above under “Prospectus Supplement Summary — Financing Update,” changes in weather conditions, and ability to hire, retain and train management and personnel. These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by the assumptions we make or by risks and uncertainties known or unknown to us, including those described under “Risk Factors.” Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

USE OF PROCEEDS

We estimate that the net proceeds received from this offering, after payment of the placement agents’ fee and estimated offering expenses payable by us, will be approximately $30 million. We currently intend to use the net proceeds from this offering to fund capital expenditures and working capital needs as well as for general corporate purposes.

While we have estimated the particular uses for the net proceeds of this offering, we have not determined the amounts we plan to spend on all of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering for any purpose, and investors will be relying on the judgment of our management with regard to the use of these net proceeds. Pending use of the net proceeds as described above, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION

The following table sets forth our combined cash and cash equivalents, total debt and owners’ equity as of September 30, 2009 on an (i) actual basis, and (ii) as adjusted basis to reflect the sale of $32 million aggregate principal amount of notes in this offering (after deducting the placement agents’ fee and our estimated offering expenses) and the application of the estimated net proceeds of this offering as set forth under the heading “Use of Proceeds” of this prospectus supplement.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and the notes to those financial statements appearing in our Current Report on Form 8-K filed with the SEC on November 4, 2009, and the subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus supplement.

	As of September 30, 2009
	Actual	As Adjusted
	(Dollars in thousands,
	except per share amounts)

Cash and cash equivalents	$48,989	$78,369

Long term debt, including the notes offered hereby	$0	$32,000

Shareholders’ equity:
Common stock (par value $0.01 per share)(1)	393	393
Additional paid in capital	212,193	212,193
Accumulated other comprehensive income	—	—
Retained earnings	121,169	121,169
Common stock held in treasury	(65,383)	(65,383)

Total Harvest stockholders’ equity	268,372	268,372

Total capitalization	$317,361	$314,741

(1)	Excludes (a) 3,855,550 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2009, at a weighted average exercise price of $9.26 per share; (b) 869,150 shares of common stock issuable upon the vesting of outstanding restricted stock awards as of September 30, 2009; and (c) 11,348 shares of common stock reserved for future awards under our long term incentive plans as of September 30, 2009.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF THE NOTES

The notes will be issued under an indenture to be dated as of February 17, 2010, between Harvest Natural Resources, Inc., as issuer, and U.S. Bank National Association, as trustee, as supplemented by a supplemental indenture to be dated as of February 17, 2010, which together we refer to as the indenture.

The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read the indenture in its entirety because it, and not this description, defines your rights as a holder of the notes. You may request copies of the indenture as set forth under the caption “Where You Can Find More Information.”

When we refer to “we,” “our” or “us” in this section, we refer only to Harvest Natural Resources, Inc. and not its subsidiaries.

Brief Description of the Notes

The notes will:

•	initially be issued in an aggregate principal amount of $32 million;

•	bear interest at a rate of 8.25% per year, payable semi-annually in arrears, on March 1 and September 1 of each year, commencing on September 1, 2010;

•	be general unsecured obligations, ranking equally with all of our other unsecured senior indebtedness, if any, and senior in right of payment to any subordinated indebtedness;

•	be convertible by you at any time on or prior to the business day preceding the maturity date as described under “— Conversion Rights” into shares of our common stock initially based on a conversion rate of 175.2234 shares of our common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $5.71 per share. In the event of certain types of fundamental changes, we will increase the conversion rate for a limited period of time;

•	be redeemable at our option, from time to time and in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes called for redemption, plus accrued and unpaid interest to, but excluding, the redemption date, if the closing price per share of our common stock exceeds 150% of the conversion price then in effect for at least twenty trading days in any thirty consecutive trading days ending on the trading day before the optional redemption, and subject to the conditions described under the caption “— Optional Redemption;”

•	be subject to repurchase by us, at your option, if a fundamental change occurs, at a cash repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the repurchase date, as set forth under “— Repurchase at the Option of the Holder upon a Fundamental Change;” and

•	mature on March 1, 2013, unless earlier converted, redeemed at our option, or repurchased by us at your option.

Except as described below under “— Certain Covenants,” neither we nor any of our subsidiaries will be subject to any restrictive covenants under the indenture. Neither we nor any of our subsidiaries will be restricted under the indenture from paying dividends or issuing or repurchasing our securities. You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us, except to the extent described below under “— Certain Covenants” and “— Repurchase at the Option of the Holder upon a Fundamental Change.”

No sinking fund is provided for the notes and the notes will not be subject to defeasance.

The notes initially will be issued in book-entry form only in denominations of $1,000 principal amount and whole multiples thereof. Beneficial interests in the notes will be shown on, and transfers of beneficial interests in the notes will be effected only through, records maintained by The Depository Trust Company, or DTC, or its nominee, and any such interests may not be exchanged for certificated notes except in limited circumstances. For information regarding conversion, registration of transfer and exchange of global notes held in DTC, see “— Form, Denomination and Registration — Global Notes, Book-Entry Form.”

If certificated notes are issued, you may present them for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which will initially be the office or agency for service of process of the trustee in New York City.

Additional Notes

Except as described below under “— Certain Covenants”, we may, without the consent of the holders of the notes, increase the principal amount of the notes being offered by this prospectus supplement by issuing additional notes in the future with the same terms, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes; provided that such differences do not cause the additional notes to constitute a different class of securities than the notes for U.S. federal income tax purposes; and provided further that the additional notes have the same CUSIP number as the notes offered hereby. The notes offered by this prospectus supplement and the accompanying prospectus and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing.

Payment at Maturity

On the maturity date, each holder will be entitled to receive on such date $1,000 in cash for each $1,000 in principal amount of notes, together with accrued and unpaid interest to, but not including, the maturity date. With respect to global notes, principal and interest will be paid to DTC in immediately available funds. With respect to any certificated notes, principal and interest will be payable at our office or agency in New York City, which initially will be the office or agency for service of process of the trustee.

Interest

The notes will bear interest at a rate of 8.25% per year. Interest will accrue from February 17, 2010 or from the most recent date to which interest has been paid or duly provided for. We will pay interest semi-annually, in arrears on March 1 and September 1 of each year, commencing on September 1, 2010, to holders of record at 5:00 p.m., New York City time, on the preceding February 15 and August 15, respectively.

We will pay interest on:

•	global notes to DTC in immediately available funds;

•	any certificated notes having a principal amount of less than $2,000,000, by check mailed to the holders of those notes; provided, however, at maturity, interest will be payable as described under “— Payment at Maturity;” and

•	any certificated notes having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the holders of those notes duly delivered to the trustee at least five business days prior to the relevant interest payment date or by check if no such election is made; provided, however, at maturity, interest will be payable as described under “— Payment at Maturity.”

Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If a payment date is not a business day, payment will be made on the next succeeding business day, and no additional interest will accrue thereon.

To the extent lawful, payments of principal or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

Conversion Rights

General

Holders may convert their notes into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 175.2234 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $5.71 per share), unless earlier repurchased by us, at your option, as set forth under “— Repurchase at the Option of the Holder upon a Fundamental Change.” The conversion rate will be subject to adjustment as described below.

Except as provided in the next two paragraphs, upon conversion, you will not receive any separate cash payment of accrued and unpaid interest on the notes being converted. We will not issue fractional shares of our common stock upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares based on the closing price of our common stock on the trading day prior to the applicable conversion date. Accrued and unpaid interest and accrued tax original issue discount, if any, to the conversion date will be deemed to be paid in full with the shares of our common stock issued upon conversion, together with any cash in lieu of fractional shares, rather than cancelled, extinguished or forfeited.

If you convert after the record date for an interest payment but prior to the corresponding interest payment date, you will receive on the corresponding interest payment date the interest accrued and unpaid on your notes, notwithstanding your conversion of those notes prior to the interest payment date, assuming you were the holder of record on the corresponding record date. However, unless you convert your notes pursuant to the next paragraph or except as provided in the next sentence, at the time you surrender your notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the corresponding interest payment date. You are not required to make such payment:

•	if you convert your notes in connection with a fundamental change and we have specified a fundamental change repurchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if overdue interest exists at the time of conversion with respect to your notes.

If you surrender your notes for conversion after notice is given that we are exercising our option to redeem the notes (as described under “— Optional Redemption” below) and prior to the redemption date, you will be entitled to receive upon conversion of your notes into shares of our common stock, in addition to the shares, a payment in cash equal to the amount of any interest, the “interest make-whole”, that would have accrued under the notes at the applicable interest rate for the period from the then most recent interest payment date (or if you convert after the record date for an interest payment date but prior to the corresponding interest payment date, from the next interest payment date) through, but not including, March 1, 2013, provided that any such interest which would have been accrued after the applicable conversion date will be discounted to the present value of such interest using a discount rate equal to the interest rate of U.S. Treasury Bonds with equivalent remaining terms from the applicable conversion date through March 1, 2013.

Except as described under “— Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issuable upon conversion of the notes.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the notes or a facsimile of the conversion notice;

•	deliver the completed conversion notice and the notes to be converted to the conversion agent;

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes, if any.

The conversion date will be the date on which you have satisfied all of the foregoing requirements. The notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date. Once delivered, a conversion notice shall be irrevocable.

You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name in which the notes were registered. Certificates representing shares of common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full.

Settlement of a conversion of notes into shares of our common stock will occur on the third trading day following the applicable conversion date.

Conversion Rate Adjustments

We will adjust the conversion rate for certain events, including:

(1) issuances of shares of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions, combinations or reclassifications of our common stock;

(3) issuances to all or substantially all holders of our common stock, of certain rights or warrants to purchase, for a period of up to 45 days, shares of our common stock at less than the then current market price of our common stock, provided that the conversion rate will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(4) distributions to all or substantially all holders of our common stock, shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

•	the rights and warrants referred to in clause (3) above;

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the sixth succeeding paragraph below;

•	any dividends or distributions paid exclusively in cash; or

•	any dividends or distributions referred to in the clause (1) above;

(5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up or upon a merger or consolidation), in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock, and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; and

(6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

For purposes of clause (3) and (5) above, “current market price” means the average closing sale price of our common stock for the 10 consecutive trading days immediately prior to the ex-dividend date for the distribution requiring such computation.

The “closing sale price” of a share of our common stock on any trading day means the closing sale price of such security (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such day as reported in composite transactions for the principal U.S. securities exchange (or if not so listed, on the principal regional securities exchange) on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by Pink OTC Markets Inc. In the absence of such a quotation, the closing sale price will be determined by a nationally recognized securities dealer retained by us for that purpose. The closing sale price will be determined without reference to extended or after hours trading. The “conversion price” on any day will equal $1,000 divided by the conversion rate in effect on that day.

To the extent that any rights plan adopted by us is in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the applicable rights agreement unless the rights have separated from our common stock at the time of conversion of the notes, in which case, the conversion rate will be adjusted as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above in clause (4), subject to readjustment in the event of the expiration, termination or redemption of such rights. Currently, each share of our common stock is accompanied by rights to purchase Series B Preferred Stock, par value $.01 per share, pursuant to the Third Amended and Restated Rights Agreement, dated as of August 23, 2007, between the Company and Wells Fargo Bank, N.A., as rights agent.

We will not make any adjustment if holders of notes may participate in the transaction without conversion or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

•	equals or exceeds the average closing price of the common stock over the 10 consecutive trading day period ending on the record date for such distribution; or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $0.10,

rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

Except as stated above, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the event that we distribute shares of capital stock of a subsidiary of ours pursuant to clause (4) above, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or merge with or into any person or sell, lease, transfer, convey or otherwise dispose of all or substantially all of our assets and those of our subsidiaries taken as a whole to another person, and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note will, without the consent of any holders of the notes, become convertible only into the consideration the holders of the notes would have received if they had converted their notes based on the applicable conversion rate immediately prior to such reclassification, change, consolidation, merger, sale, lease, transfer, conveyance or other disposition (assuming such holder of common stock received proportionately the same consideration received by all common stock holders in the aggregate). In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the notes shall be convertible into the consideration that a majority of the holders of our common stock who made such an election received in such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion rate (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Material U.S. Federal Tax Considerations.”

We may, from time to time, to the extent permitted by law, in our sole discretion, increase the conversion rate of the notes by any amount for any period of at least 20 business days. In that case, we will give at least 15 days’ prior notice of such increase to you and the trustee. We, in our sole discretion, may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

We will not be required to make any adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustment that is less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustment, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (a) annually on the anniversary of the first date of issue of the notes and otherwise (b) (1) five business days prior to the maturity of the notes (whether at stated maturity or otherwise) or (2) prior to the repurchase date, unless such adjustment has already been made.

If we adjust the conversion rate pursuant to the above provisions, we will issue a press release through Business Wire or PR Newswire containing the relevant information and make this information available on our website or through another public medium as we may use at that time. Unless and until the trustee shall receive written notice setting forth an adjustment of the conversion rate, the trustee may assume without inquiry that the conversion rate has not been adjusted and that the last conversion rate of which it has knowledge remains in effect.

Adjustment to Conversion Rate Upon a Non-Stock Change of Control

Prior to March 1, 2013, if and only to the extent you elect to convert your notes in connection with a fundamental change described under clause (1) or clause (4) under the definition of a fundamental change described below under “— Repurchase at the Option of the Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not shares of common stock, depositary receipts or other certificates representing common equity interests or depository receipts traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, which we refer to as a “non-stock change of control,” we will increase the conversion rate as described below. The number of additional shares by which the conversion rate is increased (the “additional shares”) will be determined by reference to the table below, based on the date on which the non-stock change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock change of control. If holders of our common stock receive only cash in such transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale price of our common stock on the five trading days prior to but not including the effective date of such non-stock change of control. We will notify you of the anticipated effective date of any fundamental change resulting in an adjustment as soon as practicable and if possible at least 20 calendar days prior to such date.

A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a non-stock change of control if the conversion notice is received by the conversion agent following the effective date of the non-stock change of control but before the close of business on the business day immediately preceding the related repurchase date (as specified in the repurchase notice described under “— Repurchase at the Option of the Holder upon a Fundamental Change”).

The number of additional shares issuable upon conversion will be adjusted in the same manner as and as of any date on which the conversion rate of the notes is adjusted as described above under “— Conversion Rate Adjustments.” The stock prices set forth in the first row of the table below (i.e., the column headers) will be simultaneously adjusted to equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment and the denominator of which is the conversion rate as so adjusted.

The following table sets forth an indicative number of additional shares by which the conversion rate shall be increased:

Effective Date	Stock Price

	$4.39	$5.00	$5.50	$6.00	$6.50	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00
February 17, 2010	52.567	39.620	32.160	26.586	22.328	19.008	14.228	10.992	8.668	4.986	2.856
March 1, 2011	52.567	35.661	27.464	21.620	17.390	14.275	10.141	7.613	5.930	3.419	1.980
March 1, 2012	52.567	29.180	19.625	13.346	9.282	6.673	3.911	2.690	2.054	1.220	0.721
March 1, 2013	52.567	24.777	6.595	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:

•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $15.00 per share (subject to adjustment), no additional shares will be issued upon conversion; or

•	less than $4.39 per share (subject to adjustment), no additional shares will be issued upon conversion.

Additional shares deliverable as described in this section “— Adjustment to Conversion Rate Upon a Non-Stock Change of Control,” or cash in lieu thereof, will be delivered on the settlement date applicable to the relevant conversion.

Limitations on Beneficial Ownership.

Notwithstanding the foregoing conversion provisions, no holder shall be entitled to receive shares of common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of 5.0% or more of the shares of common stock outstanding at such time. This limitation on beneficial ownership shall be terminated (i) upon 61 days’ notice to us by any holder, solely with respect to the notes beneficially owned by such holder, (ii) immediately upon delivery by us of a notice of optional redemption as specified below, (iii) immediately upon delivery by us of notice of a fundamental change as specified below or (iv) on February 1, 2013. In addition, no holder who holds more than 5% of our common stock outstanding as of the issue date shall be entitled to receive shares of common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner of more than an additional 1% of the shares of our common stock outstanding at such time in respect of conversions of the notes by such 5% holder. Any purported delivery of shares of common stock upon conversion of notes shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the converting holder becoming the beneficial owner of 5.0% or more of the shares of common stock outstanding at such time or, in the case of a 5% holder, more than an additional 1% of the shares of our common stock outstanding at such time. If any delivery of shares of common stock owed to a holder upon conversion of notes is not made, in whole or in part, as a result of this limitation, our obligation to make such delivery shall not be extinguished and we shall deliver such shares of common stock as promptly as practicable after any such converting holder gives notice to us that such delivery would not result in such limitation being triggered.

Limitations on Conversion due to Market Regulation.

Notwithstanding the foregoing conversion provisions, we shall not be obligated to issue shares of our common stock upon conversion of the notes or otherwise pursuant to the terms of the notes to the extent (and only to the extent) the issuance of such shares would exceed 6,622,995 in the aggregate (which number is 19.9 percent of our outstanding common stock on the date of this prospectus supplement without giving effect to the issuance of shares underlying the notes). We call this the “Exchange Cap.” The Exchange Cap limitation shall not apply in the event that we obtain the approval of our stockholders for issuances of shares of our common stock in excess of such amount. We have agreed with the New York Stock Exchange that, for purposes of calculating any vote by our stockholders to remove the Exchange Cap, we will assume that all shares of our common stock outstanding as of the applicable record date of such vote that have been issued upon any conversion of the notes have been voted in favor of removing the Exchange Cap and shall be disregarded for purposes of determining whether the requisite number of votes needed to approve the removal of the Exchange Cap was obtained. In the event that a holder seeks to convert its notes into shares of our common stock in excess of the Exchange Cap, we will notify such holder within three business days that the Exchange Cap has been exceeded and that we will instead settle such obligation in cash and not in shares of our common stock. The holder will then have three business days to elect to proceed with a cash settlement or withdraw its conversion notice. If the holder has not withdrawn their notice by the close of business on the third business day after the date we give notice of our intention to settle the note in cash, then we will, by wire transfer of U.S. dollars in immediately available funds to the account designated by the holder, pay cash to the holder in an amount equal to the product of (x) the number of shares which would have been issuable upon conversion but can not be issued as a result of the Exchange Cap and (y) the quotient of (a) the sum of the weighted average price of a share of our common stock on our then principal trading market on each of the five consecutive trading days ending and including the trading day immediately prior to the applicable conversion date, divided by (b) five.

Optional Redemption

We may redeem the notes on at least 30 days’, but not more than 60 days’, notice to the holders of the notes, in whole at any time or in part from time to time, at a redemption price in cash equal to 100% of the principal amount of the notes called for redemption, together with accrued and unpaid interest to, but excluding, the redemption date; provided, however, we may only redeem the notes if the closing price per share of our common stock exceeds 150% of the conversion price then in effect for at least 20 trading days in any 30 consecutive trading days ending on the trading day before the date of the notice of the optional redemption.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at the Option of the Holder upon a Fundamental Change

If a fundamental change (as defined below) occurs at any time prior to the maturity date of the notes, you will have the right to require us to repurchase, at the repurchase price described below, all or part of your notes for which you have properly delivered and not withdrawn a written repurchase notice. The notes submitted for repurchase must be $1,000 in principal amount or whole multiples thereof.

The repurchase price will be payable in cash and will equal 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. However, if the repurchase date is after a record date but on or prior to the corresponding interest payment date, the interest will be paid on the repurchase date to the holder of record on the record date.

We may be unable to repurchase your notes in cash upon a fundamental change. Our ability to repurchase the notes with cash in the future may be limited by the terms of our then-existing borrowing agreements. In addition, the occurrence of a fundamental change could cause an event of default under the terms of our then-existing borrowing agreements and other contractual arrangements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash.

A “fundamental change” will be deemed to have occurred when any of the following has occurred:

(1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person,” directly or indirectly, including through one or more wholly owned subsidiaries, becomes the “beneficial owner” (as these terms are defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 50% of the voting power of our capital stock that is at the time entitled to vote by the holder thereof in the election of our board of directors (or comparable body); or

(2) the first day on which a majority of the members of our board of directors are not continuing directors; or

(3) the adoption of a plan relating to our liquidation or dissolution; or

(4) the consolidation or merger of us with or into any other person, or the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole to any “person” (as this term is used in Section 13(d)(3) of the Exchange Act), other than:

(a) any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

(b) any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(c) any sale, lease, transfer, conveyance or other disposition arising from or relating to or as a consequence of the Sukuk Financing (which term has the meaning given to it below); or

(5) the termination of trading of our common stock, which will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

However, a fundamental change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1) or (4) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a U.S. national securities exchange and, as a result of the transaction or transactions, the notes will become convertible into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto) and other applicable consideration.

“Sukuk Financing” means a financing transaction pursuant to which one of our subsidiaries would form and contribute certain assets to a partnership and subsequently sell a minority interest in the partnership to one or more third parties for approximately $250,000,000. We anticipate that the terms of this financing transaction would include our agreement to pay all or a substantial portion of the dividends paid by Petrodelta to which we are entitled over the next five or six years to reacquire all of the third-party partnership interests, including premiums thereon.

“Continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of the new director’s nomination or election.

The definition of “fundamental change” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.

On or before the fifth business day after the occurrence of a fundamental change, we will provide to all record holders of the notes on the date of the fundamental change at their addresses shown in the register of the registrar, the trustee and the paying agent, a written notice of the occurrence of the fundamental change and the resulting repurchase right. Such notice shall state, among other things, the event causing the fundamental change and the procedures you must follow to require us to repurchase your notes.

The repurchase date will be a date specified by us in the notice of a fundamental change that is not less than 20 nor more than 35 business days after the date of the notice of a fundamental change.

To exercise your repurchase right, you must deliver, prior to 5:00 p.m., New York City time, on the repurchase date, a written notice to the paying agent of your exercise of your repurchase right (together with the notes to be repurchased, if certificated notes have been issued). If you hold a beneficial interest in a global note, your repurchase notice must comply with appropriate DTC procedures. The repurchase notice must state:

•	if you hold certificated notes, the notes’ certificate numbers;

•	the portion of the principal amount of the notes to be repurchased, which must be $1,000 or whole multiples thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the business day immediately prior to the repurchase date by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the repurchase notice. If you hold a beneficial interest in a global note, your repurchase notice must comply with appropriate DTC procedures. The withdrawal notice must state:

•	if you hold certificated notes, the certificate numbers of the withdrawn notes;

•	the principal amount of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for notes for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the notes, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the notes will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the notes, as the case may be.

If the paying agent holds on the business day immediately following the repurchase date cash sufficient to pay the repurchase price of the notes that holders have elected to require us to repurchase, then, as of the repurchase date:

•	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent, as the case may be; and

•	all other rights of the holders with respect to such notes will terminate, other than the right to receive the repurchase price upon delivery or transfer of the notes.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the notes;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes.

This fundamental change repurchase right could discourage a potential acquirer of us. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

Our obligation to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders. We also could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change but would increase the amount of our (or our subsidiaries’)

outstanding debt or other contractual obligations. The incurrence of significant amounts of additional debt could adversely affect our ability to service our then existing debt, including the notes.

Certain Covenants

Limitations on Indebtedness

The indenture will provide that we may not, so long as at least $5 million of the notes are outstanding:

•	incur any Indebtedness (including secured Indebtedness) ranking senior to the notes; or

•	incur any Indebtedness that is pari passu with the notes unless our Leverage Ratio is less than 3.0.

“Leverage Ratio” means the sum of our and our subsidiaries Indebtedness (after giving effect on a pro forma basis to the incurrence of any Indebtedness that we are seeking to incur) over our Consolidated EBITDA for the four full fiscal quarters ended on or immediately preceding any date upon which any calculation is to be made.

“Indebtedness” means, with respect to any specified person, any indebtedness of such person, whether or not contingent, in respect of:

•	borrowed money; or

•	bonds, notes, debentures or similar instruments of indebtedness.

Notwithstanding the foregoing, the Sukuk Financing will not constitute Indebtedness. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount.

“Consolidated EBITDA” means, with respect to any specified person, for any period:

•	the Consolidated Net Income of such person for such period, plus

•	the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Consolidated Net Income), of

•	the provision for income taxes for such period for such person and its consolidated subsidiaries,

•	depreciation, depletion, and amortization of such person and its consolidated subsidiaries for such period, and

•	the Consolidated Interest Expense of such person for such period.

“Consolidated Interest Expense” means, with respect to any specified person, for any period, the aggregate interest (without duplication), whether expensed or capitalized, paid, accrued, or scheduled to be paid or accrued during such period in respect of all Indebtedness of such person and its consolidated subsidiaries, including:

•	amortization of deferred financing costs and original issue discount and non-cash interest payments or accruals, and

•	the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method) determined on a consolidated basis in accordance with U.S. generally accepted accounting principals.

For the purposes of this definition, a capital lease obligation shall be deemed to accrue at an interest rate reasonably determined to be the rate of interest implicit in such capitalized lease obligation in accordance with U.S. generally accepted accounting principals and the Consolidated Interest Expense attributable to any Indebtedness represented by the guarantee by such person or a subsidiary of such person other than with respect to Indebtedness of such person or a subsidiary of such person shall be deemed to be an interest expense attributable to the item guaranteed.

“Consolidated Net Income” means, with respect to any specified person, for any period, the net income (loss) of such person and its consolidated subsidiaries for such period, determined in accordance with U.S. generally accepted accounting principals, excluding (without duplication)

•	all extraordinary, unusual and nonrecurring gains,

•	the net income, if positive, of any other person, other than a consolidated subsidiary, in which such person or any of its consolidated subsidiaries has an interest, except to the extent of the amount of the dividends or distributions actually paid in cash to such person or a consolidated subsidiary of such person during such period, but not in excess of such person’s pro rata share of such other person’s aggregate net income earned during such period or earned during the immediately proceeding period and not distributed during such period, and

•	the net income, if positive of any subsidiary of such person to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to such subsidiary.

Consolidation, Merger and Sale of Assets

The indenture will provide that we may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, convey, transfer or lease our property and assets substantially as an entirety to another person, unless:

•	either (a) we are the continuing corporation or (b) the directly resulting, surviving or transferee person (if other than us) is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes, by a supplemental indenture and a supplemental agreement, all of our obligations under the notes and the indenture;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing;

•	if as a result of such transaction the notes become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally assumes or guarantees all obligations of us or such successor under the notes and the indenture; and

•	we have, at or prior to the effective date of such consolidation, merger or transfer, delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer is permitted by the indenture and that all conditions precedent provided for relating to such transaction have been complied with.

For purposes of the foregoing, any transfer of our interest in Petrodelta in connection with the Sukuk Financing will not constitute the sale, conveyance, transfer or lease of our property and assets substantially as an entirety. In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which we are not the continuing corporation, the successor person formed or remaining shall succeed, and be substituted for, and may exercise every right and power of, us, and we shall be discharged from its obligations, under the notes and the indenture.

This covenant includes a phrase relating to the sale, conveyance, transfer and lease of our property and assets “substantially as an entirety.” There is no precise, established definition of the phrase “substantially as an entirety” under New York law, which governs the indenture and the notes. Accordingly, the ability of a holder of the notes to require us to repurchase the notes as a result of a sale, conveyance, transfer or lease of less than all of the property and assets of us may be uncertain.

An assumption by any person of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay any interest on the notes when due and such failure continues for a period of 30 calendar days;

•	we fail to pay principal of the notes when due at maturity, or we fail to pay the redemption price or repurchase price, or any make whole premium payable, in respect of any notes when due;

•	we fail to deliver shares of our common stock (including any additional shares payable as a result of a make whole premium) upon the conversion of any notes and such failure continues for five days following the scheduled settlement date for such conversion;

•	we fail to provide for a period of five business days after it is required in the indenture, notice of the anticipated effective date or actual effective date of a fundamental change;

•	we fail to perform or observe any other term, covenant or agreement in the notes or the indenture for a period of 60 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	a failure to pay when due (whether at stated maturity or otherwise) or a default that results in the acceleration of maturity of, any of our or any of our “significant subsidiaries” (which term shall have the meaning specified in Rule 1-02(w) of Regulation S-X) indebtedness for borrowed money in excess of $25.0 million, unless such indebtedness is discharged, or such acceleration is rescinded, stayed or annulled, within a period of 30 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding; or

•	certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any of our “significant subsidiaries” (which term shall have the meaning specified in Rule 1-02(w) of Regulation S-X).

We are required to notify the trustee promptly after becoming aware of the occurrence of any default under the indenture known to us. The trustee is then required within 90 calendar days of becoming aware of the occurrence of any default to give to the registered holders of the notes notice of all uncured defaults known to it. However, the trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest on the notes, if the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders. We are also required to deliver to the trustee, on or before a date not more than 150 calendar days after the end of each fiscal year, a written statement as to compliance with the indenture, including whether or not any default has occurred.

If an event of default specified in the last bullet point listed above occurs and continues with respect to us or any of our significant subsidiaries, the principal amount of the notes and accrued and unpaid interest on the outstanding notes will automatically become due and payable. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes and accrued and unpaid interest on the outstanding notes to be due and payable. Thereupon, the trustee may, in its discretion, proceed to protect and enforce the rights of the holders of the notes by appropriate judicial proceedings.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the notes outstanding, by written notice to us and the trustee, may rescind and annul such declaration if:

•	we have paid (or deposited with the trustee a sum sufficient to pay) (1) all overdue interest on all notes; (2) the principal amount of any notes that have become due otherwise than by such declaration of acceleration; (3) to the extent that payment of such interest is lawful, interest upon overdue interest; and (4) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

•	all events of default, other than the non-payment of the principal amount and any accrued and unpaid interest that have become due solely by such declaration of acceleration, have been cured or waived.

The holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest (including interest make-whole payments) on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes make a written request to the trustee to pursue the remedy, and offer security or indemnity reasonably satisfactory to the trustee against any costs, liability or expense of the trustee;

•	the trustee fails to comply with the request within 60 calendar days after receipt of the request and offer of indemnity; and

•	the trustee does not receive an inconsistent direction from the holders of a majority in aggregate principal amount of the outstanding notes.

Waiver

The holders of a majority in aggregate principal amount of the notes outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except:

•	our failure to pay principal or interest on any notes when due;

•	our failure to convert any notes into shares of common stock, and pay the interest make-whole, if any, upon such conversion, as required by the indenture;

•	our failure to pay the redemption price on the redemption date in connection with a redemption by us or the repurchase price on the repurchase date in connection with a holder exercising its repurchase rights; or

•	our failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

Modification

Changes Requiring Approval of Each Holder

The indenture (including the terms and conditions of the notes) may not be modified or amended without the written consent or the affirmative vote of each affected holder of a note to:

•	extend the maturity of any notes;

•	reduce the rate or extend the time for payment of interest on any notes;

•	reduce the principal amount of any notes;

•	reduce any amount payable upon redemption or repurchase of any notes;

•	impair the right of a holder to institute suit for payment of any notes;

•	change the currency in which any principal of, or interest on, the notes is payable;

•	change the redemption provisions in a manner adverse to the holders;

•	change our obligation to repurchase any notes at the option of the holder in a manner adverse to the holders except as provided below;

•	change our obligation to repurchase any notes upon a fundamental change in a manner adverse to the holders after the occurrence of a fundamental change;

•	affect the right of a holder to convert any notes into shares of our common stock or reduce the number of shares of our common stock or any other property, including cash, receivable upon conversion pursuant to the terms of the indenture;

•	change our obligation to maintain an agency for service of process in New York City;

•	subject to specified exceptions, modify certain provisions of the indenture relating to modification of the indenture or waiver under the indenture; or

•	reduce the percentage of the notes required for consent to any modification of the indenture that does not require the consent of each affected holder.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the notes) may be modified or amended, except as described above, with the written consent or affirmative vote of the holders of a majority in aggregate principal amount of the notes then outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any notes, to, among other things:

•	provide for conversion rights of holders of the notes and our repurchase obligations in connection with a fundamental change in the event of any reclassification of our common stock, merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

•	secure the notes;

•	provide for the assumption of our obligations to the holders of the notes in the event of a merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

•	surrender any right or power conferred upon us;

•	add to our covenants for the benefit of the holders of the notes;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect; provided, further, that any amendment made solely to conform the provisions of the indenture to the description of the notes contained in this prospectus supplement will not be deemed to adversely affect the interests of the holders of the notes;

•	make any provision with respect to matters or questions arising under the indenture that we may deem necessary or desirable and that shall not be inconsistent with provisions of the indenture; provided that such change or modification does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of the notes in any material respect;

•	increase the conversion rate;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	add guarantees of obligations under the notes; and

•	provide for a successor trustee.

Other

The consent of the holders of notes is not necessary under the indenture to approve the particular form of any proposed modification or amendment. It is sufficient if such consent approves the substance of the proposed modification or amendment. After a modification or amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such modification or amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the modification or amendment.

Notes Not Entitled to Consent

Any notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and the denominator) for purposes of determining whether the holders of the requisite aggregate principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture, except that for the purposes of determining whether the trustee shall be protected in relying on any such consent, only notes that the trustee knows are so owned shall be so disregarded.

Repurchase and Cancellation

We may, to the extent permitted by law, repurchase any notes in the open market or by tender offer at any price or by private agreement. Any notes repurchased by us may, at our option, be surrendered to the trustee for cancellation, but may not be reissued or resold by us. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Information Concerning the Trustee, Paying Agent, Conversion Agent and Common Stock Transfer Agent and Registrar

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, notes registrar and custodian for the notes. The trustee or its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Wells Fargo Bank, N.A. is the transfer agent and registrar for our common stock.

Governing Law

The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Calculations in Respect of the Notes

Except as otherwise provided herein, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the sale price of our common stock, accrued interest payable on the notes and the conversion rate and conversion price. We or our agents will make all these calculations in good faith and, absent manifest error, such calculations will be final and binding on holders of the notes. We will provide a schedule of these calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward these calculations to any holder of the notes upon the request of that holder. Each holder has the right to request support for calculations and the ability to notify and request correction by the trustee of any errors identified.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Notes, Book-Entry Form

The notes will initially be evidenced by one or more global notes. We will deposit the global notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global notes to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global notes, Cede & Co. for all purposes will be considered the sole holder of such global notes. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global notes.

We will pay principal of and interest on, and the repurchase price of, the global notes to Cede & Co., as the registered owner of the global notes, by wire transfer of immediately available funds on the maturity date, each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

DTC has advised us that it will take any action permitted to be taken by a holder of the notes, including the presentation of the notes for conversion, only at the direction of one or more participants in whose account with DTC interests in the global notes are credited, and only in respect of the principal amount of the notes represented by the global notes as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures following the request of a beneficial owner seeking to enforce its rights under such notes or the indenture. The indenture permits us to determine at any time and in our sole discretion that notes shall no longer be represented by global notes. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global notes at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DESCRIPTION OF OUR COMMON STOCK

The following is a description of our common stock and a summary of the rights of our stockholders and provisions pertaining to indemnification of our directors and officers. You should also refer to our Amended and Restated Certificate of Incorporation and Restated Bylaws, which are incorporated by reference in this prospectus supplement, and to Delaware law.

General

The Company has an authorized capitalization of 85,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares have been designated as Series B Preferred Stock. We have a total of 2,203,132 shares of our common stock reserved and remaining to be issued for grants of options and restricted stock awards under our stock plans. As of December 31, 2009, there were 33,281,385 shares of common stock and no shares of preferred stock outstanding. As of such date, there were 515 holders of record of common stock.

Subject to the prior or special rights of holders of shares of preferred stock:

•	Dividends. The holders of shares of common stock are entitled to any dividends that may be declared by our board of directors out of legally available funds;

•	Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of our common stock are entitled upon liquidation to share ratably in all assets remaining after payment of liabilities and the satisfaction of the liquidation preferences of any outstanding shares of preferred stock;

•	Redemption. The holders of shares of our common stock are not subject to, or entitled to the benefits of, any redemption or sinking fund provision;

•	Preemption: The holders of shares of our common stock are not subject to, or entitled to the benefits of, any preemption or similar provision;

•	Conversion. No holder of common stock has the right to convert or exchange any such shares with or into any other shares of capital stock of the Company;

•	Voting. Each share of common stock entitles the holder thereof to one vote, in person or by proxy, on all matters submitted to a vote of stockholders generally. Voting is non-cumulative. The outstanding shares of our common stock are fully paid and non-assessable. Except as specifically provided in the Delaware General Corporation Law (the “DGCL”) or in the Company’s Amended and Restated Certificate of Incorporation and Restated Bylaws, the affirmative vote required for stockholder action shall be that of a majority of the shares present in person or represented by proxy at the meeting (as counted for purposes of determining the existence of a quorum at the meeting). Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors; and

•	Rights. Each share of common stock is accompanied by rights to purchase Series B Preferred Stock, par value $.01 per share, pursuant to the Third Amended and Restated Rights Agreement, dated as of August 23, 2007, between the Company and Wells Fargo Bank, N.A., as rights agent.

Certain Anti-Takeover Effects of Certain Provisions of the Company’s Amended and Restated Certificate of Incorporation, Restated Bylaws and the Delaware General Corporation Law

In order to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control, our Amended and Restated Certificate of Incorporation and Restated Bylaws include provisions to establish advance notice requirements for nominations for election to the board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings. Further, voting is non-cumulative.

Additionally, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of the Company. We are a Delaware corporation subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by directors who are also officers and (b) by employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting, and not by written consent, by two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.

Under the DGCL, the term “business combination” is defined generally to include mergers or consolidations between the corporation or its majority-owned subsidiary and an interested stockholder, transactions with an interested stockholder involving the assets of the corporation or its majority-owned subsidiaries, and transactions that increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of the corporation’s voting stock, together with the affiliates or associates of that stockholder.

Indemnification of Directors and Officers

Delaware General Corporation Law.  Consistent with Section 145(a) of the DGCL, Harvest may indemnify and, in certain cases, must indemnify, any person who was or is made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Harvest, or is or was serving at the request of Harvest as a director, officer, employee or agent of another corporation, (1) in the case of a non-derivative action, against judgments, fines, amounts paid in settlement, and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and (2) in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Harvest.

This indemnification does not apply, (1) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Harvest, unless upon court order it is determined that, in view of all the circumstances of the case and despite such adjudication of liability, he is fairly and reasonably entitled to indemnity for expenses, and (2) in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Certificate of Incorporation.  Harvest’s Amended and Restated Certificate of Incorporation provides that a director of Harvest shall not be personally liable to Harvest or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Harvest or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Harvest, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Additionally, the Amended and Restated Certificate of Incorporation provides that Harvest will indemnify its officers and directors to the fullest extent permitted by the DGCL.

Bylaws.  Harvest’s Restated Bylaws generally provide for indemnification, to the fullest extent authorized by the DGCL, of its officers and directors and persons serving at the request of Harvest in such capacities for other business organizations against all expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by reason of his position with Harvest or such other business organizations. In addition, the Restated Bylaws provide that Harvest may, by action of its board of directors, provide indemnification to employees and agents of Harvest, individually or as a group, to such extent as, and in the manner that, the board of directors in its discretion at any time or from time to time authorize.

Insurance; Indemnification Agreements.  Harvest maintains directors’ and officers’ liability insurance which provides for payment, on behalf of the directors and officers of Harvest and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of Harvest and/or its subsidiaries, as the case may be.

Harvest has entered into indemnification agreements with its directors and certain of its officers. Generally, such agreements provide that Harvest shall indemnify each such officer and director to the fullest extent permitted by law if such officer or director is a party to or threatened to be made a party to any proceeding (including a proceeding by or in the right of Harvest to procure a judgment in its favor) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such officer or director in connection with the proceeding. No indemnity shall be made under such agreements on account of such officer’s or director’s conduct which constitutes a breach of such officer’s or director’s duty of loyalty to Harvest or its stockholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Harvest pursuant to the foregoing provisions, Harvest has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Wells Fargo Bank, N.A.

UPDATE TO MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Set forth below is information regarding capital expenditures that was included in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the SEC. This information is based on information received after our second quarter and corrects the analogous information on Petrodelta capital expenditures contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Capital expenditures for the three and nine months ended September 30, 2009 and 2008 for the Petrodelta fields operated by Petrodelta are set forth below. This information is provided at 100 percent. This information may not be representative of future capital expenditures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Capital expenditures ($millions)	20.6	9.1	69.6	18.5

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences, as of the date of this prospectus supplement, of the purchase, ownership, conversion, and disposition of the notes and the common stock into which the notes are convertible. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus supplement. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. which may result in U.S. federal income tax consequences different from those discussed below. We have neither sought nor obtained an opinion of counsel or any advance tax ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

This discussion only applies to certain holders who purchase a note upon original issuance for its “issue price” (the first price at which a substantial portion of the notes are sold to persons for money other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the note and the common stock into which the note is convertible as “capital assets” for U.S. federal income tax purposes (generally property held for investment).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, except as otherwise noted, this discussion does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	tax consequences to holders who hold the notes or the common stock into which the notes are convertible as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to former citizens or former long-term residents of the United States;

•	tax consequences to non-U.S. holders that own or have owned (actually or constructively) more than 5% of any class of our stock or non-U.S. holders that own or have owned the notes if on the date such notes were or are acquired by such non-U.S. holder such notes had or have a fair market value greater than 5% of the regularly traded class of our stock with the lowest fair market value;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders of the notes or the common stock into which the notes are convertible; or

•	any state, local or foreign tax consequences.

If a partnership or other entity classified as a partnership for U.S. federal tax purposes purchases notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that purchases notes, you should consult your own tax advisors.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the notes or shares of common stock received upon conversion of the notes who or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Consequently, non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local, foreign and other tax consequences that may be relevant to them.

PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that may be applicable to a U.S. holder of our notes and shares of common stock into which our notes are convertible.

Payments of Interest

It is anticipated, and this discussion assumes, that the “issue price” of the notes will be equal to their principal amount. Thus, we believe that the notes will be issued without original issue discount for U.S. federal income tax purposes at the time of original issuance. In such a case, interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.

Certain Additional Payments

In certain circumstances (see “Description of Notes — Interest” and “Description of Notes — Conversion Rights — General”), we may be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. Assuming that is correct, additional income will be recognized if any such additional payment is made, and such income would be taxed as described above under “— U.S. Federal Income Tax Consequences to U.S. Holders — Payments of Interest.” It is possible that the IRS may take a different position, in which case a U.S. holder might be required to accrue interest income at a higher rate than the stated interest rate on the notes and to treat as ordinary interest income any gain realized on the taxable disposition (including a conversion) of the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Prospective purchasers of our notes should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Sale, Exchange, Repurchase, Redemption or Other Taxable Disposition of the Notes

Upon the sale, exchange, repurchase, redemption or other disposition (but not upon a conversion into common stock) of the notes for cash or other property, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase, redemption, or other disposition and such U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s amount realized will equal the amount of any cash received plus the fair market value of any other property received for the notes. The amount realized will not include any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income if not previously included in income. A U.S. holder’s adjusted tax basis in a note will generally equal the amount that the U.S. holder paid for such note.

The gain or loss recognized by a U.S. holder will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the notes is more than one year. Long-term capital gains of non-corporate taxpayers are currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

Upon the conversion of a note solely into common stock, a U.S. holder will generally not recognize gain or loss, except that (a) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. holder’s adjusted tax basis in the fractional share) and (b) the fair market value of common stock received with respect to accrued but unpaid interest will be treated as a payment of interest (and treated as described above under “— U.S. Federal Income Tax Consequences to U.S. Holders — Payments of Interest”).

A U.S. holder’s tax basis in the common stock received upon a conversion of a note (other than common stock received with respect to accrued but unpaid interest, but including any basis allocable to a fractional share) will equal the tax basis of the note that was converted. A U.S. holder’s tax basis in the common stock received with respect to accrued interest will equal the fair market value of the stock received. A U.S. holder’s tax basis in a fractional share will be determined by allocating such U.S. holder’s tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.

A U.S. holder’s holding period for the common stock received will include such U.S. holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued but unpaid interest will commence on the day after the date of receipt.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances as described in “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” Adjustments (or failures to make adjustments) to the conversion rate that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to such U.S. holder. If we were to make a distribution of cash or property to stockholders (but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate of the notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to U.S. holders.

In addition, any other increase in the conversion rate of the notes (including an adjustment to the conversion rate in connection with a non-stock change of control) may, depending on the circumstances, be deemed to be a distribution to U.S. holders. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of holders of the notes, however, will generally not be considered to result in a deemed distribution to U.S. holders. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and those described in “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If any such adjustment is made, a U.S. holder may be deemed to have received a distribution even though such U.S. holder has not received any cash or property as a result of such adjustment.

Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code as described below under “— U.S. Federal Income Tax Consequences to U.S. Holders — Distributions on Common Stock.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the current preferential rates of U.S. federal income tax applicable to dividend income to non-corporate U.S. holders. It is also unclear whether corporate U.S. holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends.

Distributions on Common Stock

Distributions, if any, made on our common stock, other than certain pro rata distributions of common shares, will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in the common stock and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations, and dividends received by an individual U.S. holder before January 1, 2011, may be taxed at the lower applicable long-term capital gains rate, provided certain holding period requirements are satisfied.

Sale, Exchange, Redemption or Other Taxable Dispositions of Common Stock

Upon the sale, exchange, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS, other than with respect to corporations and other exempt U.S. holders, with respect to interest on the notes, dividends paid on the common stock, and proceeds received from a disposition of the notes or shares of common stock. Unless a U.S. holder is an exempt recipient such as a corporation, it may be subject to backup withholding tax with respect to interest paid on the notes, dividends paid on the common stock, or with respect to proceeds received from a disposition of the notes or shares of common stock. A U.S. holder will be subject to backup withholding if it is not otherwise exempt and it:

•	fails to furnish its taxpayer identification number, or “TIN”, which for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified it that it is subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder will be entitled to credit any amounts withheld under the backup withholding rules against its U.S. federal income tax liability and may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.

U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences that may be applicable to a non-U.S. holder of our notes or shares of common stock into which our notes are convertible.

Payments of Interest

Subject to the discussion below concerning backup withholding, interest paid on a note to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or the 30% withholding tax provided that:

•	interest paid on the note is not effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States;

•	such non-U.S. holder does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our stock within the meaning of the Code and applicable Treasury regulations;

•	such non-U.S. holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

•	either (a) such non-U.S. holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalties of perjury, that such non-U.S. holder is not a United States person as defined under the Code, or (b) if such non-U.S. holder holds its note through one of certain foreign intermediaries, such non-U.S. holder and intermediary satisfy the certification requirements of the applicable Treasury regulations.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. holder will be subject to the 30% U.S. federal withholding tax, unless such non-U.S. holder provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on a note is effectively connected with its conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then such non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder is treated as a foreign corporation for US. federal income tax purposes, such non-U.S. holder may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Conversion of the Notes

Upon the conversion of a note solely into common stock, a non-U.S. holder will generally not recognize gain or loss, except that (a) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the non-U.S. holder’s adjusted tax basis in the fractional share) subject to the rules described under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock” below and (b) the fair market value of common stock received with respect to accrued interest will be treated as a payment of interest subject to the rules described under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest” above.

Constructive Distributions and Distributions on Common Stock

In general, if distributions are made with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “— U.S. Federal Income Tax Consequences to U.S. Holders — Constructive Distributions” above), such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “— U.S. Federal Income Tax and Estate Consequences to Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock.”

In addition, if we are a U.S. real property holding corporation (“USRPHC”), as such term is defined in Section 897(c) of the Code, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock”), with a credit generally allowed against the non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

Except as discussed below, dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such non-U.S. holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Any withholding tax on a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to a non-U.S. holder. If a non-U.S. holder is subject to withholding tax under such circumstances, such non-U.S. holder should consult its tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock

Any gain realized by a non-U.S. holder on the sale, exchange, redemption or other taxable disposition of our notes or common stock will generally not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a USRPHC for U.S. federal income tax at any time within the five-year period preceding the disposition or such non-U.S. holder’s holding period, whichever period is shorter. This assumes that our common stock is “regularly traded” on an established securities market, within the meaning of Section 897(c)(3) of the Code.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

With respect to third bullet point above, a non-U.S. holder will not recognize taxable gain on a sale of notes or common stock, as applicable, even if we are or become a USRPHC so long as our common stock continues to be regularly traded unless:

•	such non-U.S. holder recognizes gain on the sale of our common stock, and actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, its holding period for the common stock;

•	such non-U.S. holder recognizes gain on the sale of our notes, our notes are considered to be regularly traded, and such non-U.S. holder actually or constructively owns more than 5% of the notes at any time during the five-year period ending on the date of disposition or, if shorter, its holding period for the notes; or

•	such non-U.S. holder recognizes gain on the sale of our notes, our notes are not considered to be regularly traded, and, as of the latest date that such non-U.S. holder acquired any of our notes, the fair market value of all notes held by such non-U.S. holder had a fair market value greater than 5% of the fair market value of our common stock.

Any cash or other property that a non-U.S. holder receives on the sale, exchange, redemption, or other taxable disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest.”

U.S. Federal Estate Tax

The estate of an individual non-U.S. holder will not be subject to U.S. federal estate tax on notes beneficially owned by such individual at the time of such individual’s death, provided that any payment to such individual on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest exemption” described above under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest” without regard to the statement requirement described in the fourth bullet point thereof. However, shares of our common stock held by an individual non-U.S. holder who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) and an entity the property of which is includible in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) at the time of such individual’s death will be treated as U.S. situs property subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of payments on the notes, dividends paid to a non-U.S. holder, and the tax withheld with respect to such payments on the notes or dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends made to such non-U.S. holder, provided that we (or the paying agent) do not have actual knowledge or reason to know that such non-U.S. holder is a United States person, as defined under the Code, and we (or the paying agent) have received from such non-U.S. holder the statement described above in the fourth bullet point under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest.”

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received by a non-U.S. holder from the sale or other disposition of our notes or common stock, unless the payor receives the statement described above in the fourth bullet point under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest” and does not have actual knowledge or reason to know that such non-U.S. holder is a United States person, as defined under the Code, or such non-U.S. holder otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

THE ABOVE DISCUSSION IS IN NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THEIR ACQUISITION, OWNERSHIP OR DISPOSITION OF THE NOTES OR OUR COMMON STOCK INTO WHICH NOTES ARE CONVERTIBLE PURSUANT TO THE OFFER OR IN TRANSACTIONS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT, AND HOLDERS SHOULD, THEREFORE, CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION

We are offering the notes through placement agents. Subject to the terms and conditions contained in the placement agent agreement, dated February 10, 2010, Lazard Capital Markets LLC and Madison Williams and Company LLC have agreed to act as the placement agents for the sale of up to $32,000,000 in aggregate principal amount of the notes. The placement agents are not purchasing or selling any notes by this prospectus supplement or the accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific principal amount of notes, but have agreed to use their commercially reasonable best efforts to arrange for the sale of all $32,000,000 in aggregate principal amount of the notes offered by this prospectus supplement.

The placement agent agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of customary legal opinions, letters and certificates.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase the notes, informing investors of the closing date as to such notes. We currently anticipate that closing of the sale of the notes will take place on or about February 17, 2010, subject to the satisfaction of customary closing conditions. Investors will also be informed of the date and manner in which they must transmit the purchase price for their notes.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price; and

•	Lazard Capital Markets LLC will receive the placement agents’ fee on behalf of the placement agents in accordance with the terms of the placement agent agreement.

We will pay the placement agents an aggregate commission equal to 6% of the gross proceeds of the sale of notes in the offering. We will also reimburse the placement agents for certain fees and legal expenses incurred by them in connection with this offering, up to a maximum of $125,000. In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8% of the gross proceeds of the offering. The estimated offering expenses payable by us, in addition to the placement agents’ fee of $1,920,000, are approximately $700,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock reserved for issuance upon conversion of the notes. After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $29,380,000.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith; however, such referral fee is not in addition to the fee paid by us to Lazard Capital Markets LLC described above.

We have agreed to indemnify the placement agents and Lazard Frères & Co. LLC against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agents and Lazard Frères & Co. LLC may be required to make in respect of such liabilities.

We, along with our executive officers and directors, have agreed to certain lock-up provisions with regard to future sales of our common stock and other securities convertible into or exercisable or exchangeable for common stock for a period of ninety (90) days after the offering as set forth in the placement agent agreement.

The placement agent agreement is included as an exhibit to our Current Report on Form 8-K that we will file with the Commission in connection with the consummation of this offering.

The transfer agent for our common stock to be issued in this offering is Wells Fargo Bank, N.A.

Our common stock is traded on the New York Stock Exchange under the symbol “HNR.”

LEGAL MATTERS

Certain legal matters in connection with this offering of our securities, including the validity of the issuance of the notes to be sold in this offering, will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas and Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Proskauer Rose LLP, New York, New York is acting as counsel for the placement agents in connection with this offering.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Company’s Current Report on Form 8-K, dated November 4, 2009 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2008 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting and an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Petrodelta incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 have been so incorporated in reliance on the report of PGFA Perales, Pistone and Asociados, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus supplement as of December 31, 2008, 2007 and 2006 relating to our estimated quantities of our proved reserves is derived from reports prepared by Ryder Scott Company, L.P., independent petroleum engineers, as stated in their respective reserve reports with respect thereto. This information is incorporated in this prospectus supplement in reliance upon the authority of such firm as experts with respect to the matters covered by their report and the giving of their report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus does not contain all of the information in the registration statement. For further information regarding the Company and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Our Internet website address is http://www.harvestnr.com. Information contained on our website is not part of this prospectus supplement, unless specifically so designated and filed with the SEC. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus supplement and the accompanying prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus supplement, the accompanying prospectus and any other applicable prospectus supplement is terminated, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 4, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 5, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on March 13, 2009, April 15, 2009, June 24, 2009, October 23, 2009, November 4, 2009, January 22, 2010 and February 11, 2010; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on April 9, 1997, as amended.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

Keith L. Head
CORPORATE SECRETARY
HARVEST NATURAL RESOURCES, INC.
1177 ENCLAVE PARKWAY, SUITE 300
HOUSTON, TEXAS 77077
(281) 899-5700

Harvest Natural Resources, Inc.
$300,000,000
Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Units
          This prospectus will allow us to issue up to an aggregate of $300,000,000 of our senior debt securities, subordinated debt securities, common stock, preferred stock, warrants and units from time to time at prices and on terms to be determined at or prior to the time of the offering. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering.
          We encourage you to carefully read this prospectus and any applicable prospectus supplement before you invest in our securities. We also encourage you to read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of our securities unless accompanied by a prospectus supplement.
          Selling securityholders also may offer and sell the securities under this prospectus.
          Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol “HNR”. On November 3, 2009, the last reported sale price of our common stock on the NYSE was $5.88.
          We urge you to carefully review and consider the information under the heading “Risk Factors” on page 2 of this prospectus and in the applicable prospectus supplement before investing in our securities.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 4, 2009.

ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
          Any selling securityholders will be identified, and the type and amount of securities to be offered by them will be specified, in a supplement to this prospectus. We will not receive proceeds of any sale of securities by selling securityholders.
          As used in this prospectus, the terms “Company,” “we,” “our,” “ours” and “us” refer to Harvest Natural Resources, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.
ABOUT HARVEST NATURAL RESOURCES, INC.
          Harvest Natural Resources, Inc. (“Harvest”) has been a petroleum exploration and production company of international scope since 1989, when it was incorporated under Delaware law. Our focus is on acquiring exploration, development and producing properties in geological basins with proven active hydrocarbon systems. Our experienced technical, business development and operating staffs have identified low entry cost exploration opportunities in areas with large hydrocarbon resource potential.
          We have acquired and developed significant interests in the Bolivarian Republic of Venezuela (“Venezuela”) originally through our subsidiary Harvest Vinccler, S.C.A. and subsequently through our 40 percent equity affiliate, Petrodelta, S. A. (“Petrodelta”) which operates a portfolio of properties in eastern Venezuela including large proven oil fields as well as properties with very substantial opportunities for both development and exploration. We have seconded key technical and managerial personnel into Petrodelta and participate on Petrodelta’s board of directors.
          Geophysical, geosciences, and reservoir engineering support services are available to our in-house experts through our equity investment in Fusion Geophysical, LLC (“Fusion”). Fusion is a technical firm specializing in the areas of geophysics, geosciences and reservoir engineering headquartered in the Houston area and working around the world.

          Through the pursuit of technically-based strategies guided by conservative investment philosophies, we are building a portfolio of exploration prospects to complement the low-risk production, development, and exploration prospects we hold in Venezuela. Currently, we hold interests in Venezuela, the Gulf Coast Region of the United States through an Area of Mutual Intent agreement with a private third party, the Antelope project in the Western United States through a Joint Exploration and Development Agreement, and exploration acreage offshore of the People’s Republic of China, offshore of the Republic of Gabon, mainly onshore West Sulawesi in the Republic of Indonesia and in the Sultanate of Oman.
          Our principal executive offices are located at 1177 Enclave Parkway, Suite 300, Houston, Texas 77077. Our telephone number at that location is (281) 899-5700. Our Internet website is http://www.harvestnr.com. Information contained on our website is not incorporated by reference in this prospectus and you should not consider information contained on our website as part of this prospectus.
RISK FACTORS
          An investment in our securities involves risks. We urge you to carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any applicable prospectus supplement as provided under “Incorporation of Certain Information by Reference,” including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any applicable prospectus supplement and in the documents incorporated by reference into this prospectus or any applicable prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.
FORWARD-LOOKING STATEMENTS
          This prospectus contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company cautions that any forward-looking statements contained or incorporated by reference in this prospectus or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors. When used in this prospectus, the words “budget”, “guidance”, forecast”, “anticipate”, “expect”, “believes”, “goals”, “projects”, “plans”, “anticipates”, “estimates”, “should”, “could”, “assume” and similar expressions are intended to identify forward-looking statements. You are cautioned that any such forward-looking statements involve significant known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by those forward-looking statements. Such factors include our concentration of operations in Venezuela, the political and economic risks associated with international operations (particularly those in Venezuela), the anticipated future development costs for undeveloped reserves, drilling risks, the risk that actual results may vary considerably from reserve estimates, the dependence upon the abilities and continued participation of certain of our key employees, the risks normally incident to the exploration, operation and development of oil and natural gas properties, risks incumbent to being a minority shareholder in a corporation, the permitting and the drilling of oil and natural gas wells, the availability of materials and supplies necessary to projects and operations, the price for oil and natural gas and related financial derivatives, changes in interest rates, the Company’s ability to acquire oil and natural gas properties that meet its objectives, availability and cost of drilling rigs, seismic crews, overall economic conditions, political stability, civil unrest, acts of terrorism, currency and exchange risks (particularly those in Venezuela), currency controls, changes in existing or potential tariffs, duties or quotas, changes in taxes, changes in governmental policy, availability of sufficient financing, changes in weather conditions, and ability to hire, retain and train management and personnel. These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by the assumptions we make or by risks and uncertainties known or unknown to us, including those described under “Risk Factors.” Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus. This prospectus, which is included in the registration statement, does not contain all of the information in the registration statement. For further information regarding the Company and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Our Internet website address is http://www.harvestnr.com. Information contained on our website is not part of this prospectus, unless specifically so designated and filed with the SEC. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
          We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.
          Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus and any applicable prospectus supplement is terminated, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:
•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 4, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on March 13, 2009, April 15, 2009, June 24, 2009, October 23, 2009 and November 4, 2009; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on April 9, 1997, as amended.
          We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:
Keith L. Head
CORPORATE SECRETARY
HARVEST NATURAL RESOURCES, INC.
1177 ENCLAVE PARKWAY, SUITE 300
HOUSTON, TEXAS 77077
(281) 899-5700

USE OF PROCEEDS
          Unless we inform you otherwise in the applicable prospectus supplement, we may use the net proceeds from the sale of the offered securities for various business purposes, including strategic acquisitions, capital expenditures, working capital, the repurchase and redemption of our securities and other general corporate purposes. From time to time, the Company may invest any such proceeds in short-term marketable securities. The Company is not currently in negotiations with any potential targets, however, the Company may elect to use the proceeds of this offering to acquire assets and businesses in the oil and gas industry that from time to time become available to the Company provided that such acquisitions are deemed to be in the best interests of the Company and its stockholders by our Board of Directors.
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
          We have computed the following ratio of earnings to fixed charges for each of the following periods on a consolidated basis. You should read the following ratio in conjunction with our consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus. The ratio of earnings to combined fixed charges and preference dividends for the periods presented is the same as the ratio of earnings to fixed charges since we have no outstanding preferred stock and, therefore, no dividend requirements.

	Six Months
	Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006		2005	2004
Ratio of Earnings to Fixed Charges(1)(2)	18.5	33.0	12.9	4.7	—	(3)	31.0	8.8

(1)	In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus distributed income of equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs and an estimate of the interest within rental expense.

(2)	For purposes of calculating the ratio of earnings to fixed charges, the amount included in the calculation for distributed income from equity investees is reflected in the period the related distribution was officially approved by the equity investee’s board of directors even when cash may have been received in the form of an advance from the equity investee in a previous period.

(3)	In 2006, fixed charges exceeded earnings by $13.3 million.
PLAN OF DISTRIBUTION
          We may use this prospectus and any accompanying prospectus supplement to sell our securities from time to time as follows:
•	directly to purchasers;

•	through agents;

•	through underwriters;

•	through dealers; and

•	through any other method permitted by applicable law.
          We, or agents designated by us, may directly solicit, from time to time, offers to purchase our securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of our securities and describe any commissions payable by us to these agents in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
          If we utilize any underwriters in the sale of our securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the applicable prospectus supplement, which will be used by the underwriters to make resales of our securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
          If we utilize a dealer in the sale of our securities in respect of which this prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.
          To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell our securities through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell securities on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any securities sold will be sold at prices related to the then prevailing market prices for our securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities. The terms of each such agreement will be set forth in more detail in a prospectus supplement to this prospectus. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.
          The place and time of delivery for our securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement.
SELLING SECURITYHOLDERS
          In addition to covering the offering of securities by us, this prospectus covers the offering for resale of common stock by selling securityholders. The applicable prospectus supplement will set forth, with respect to each selling securityholder:
•	the name of the selling securityholder,

•	the nature of any position, office or other material relationship that the selling securityholder will have had within the prior three years with the Company or any of its predecessors or affiliates,

•	the number of shares of common stock owned by the selling securityholder prior to the offering,

•	the number of shares to be offered for the selling securityholder’s account, and

•	the number of shares and (if one percent or more) the percentage of common stock to be owned by the selling securityholder after completion of the offering.
          The selling securityholders may include or consist of, from time to time, such underwriters or other persons with whom we may enter into standby arrangements from time to time.

DISTRIBUTION BY SELLING SECURITYHOLDERS
          Selling securityholders may distribute securities from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, in transactions otherwise than on the NYSE or in the over-the-counter market, or in a combination of any of these transactions. Selling securityholders may sell securities at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. Selling securityholders may from time to time offer their securities through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from selling securityholders or the purchasers of the securities for whom they act as agent. From time to time selling securityholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver their shares in connection therewith. In addition, selling securityholders may from time to time sell their securities in transactions permitted by Rule 144 under the Securities Act.
          As of the date of this prospectus, we have not engaged any underwriter, broker, dealer or agent in connection with any distribution of securities pursuant to this prospectus by selling securityholders. To the extent required, the type and amount of securities to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to selling securityholders from the sale of their securities offered hereby will be the sale price of those shares, less any commissions and other expenses of issuance and distribution not borne by us.
          Selling securityholders and any brokers, dealers, agents or underwriters that participate with selling securityholders in a distribution of securities may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.
          The applicable prospectus supplement will set forth the extent to which we will have agreed to bear fees and expenses of selling securityholders in connection with the registration of securities being offered hereby by them. We may, if so indicated in the applicable prospectus supplement, agree to indemnify selling securityholders against certain civil liabilities, including liabilities under the Securities Act.
DESCRIPTION OF DEBT SECURITIES
          The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. Other terms, and the particular terms of a specific series of debt securities (which differ from the terms described below), will be described in the prospectus supplement relating to that series. The debt securities will be senior debt securities or subordinated debt securities. The senior debt securities will be issued under an indenture (the “Senior Indenture”), to be entered into between us and a trustee named in the applicable prospectus supplement, as trustee (the “Senior Trustee”), and the subordinated debt securities will be issued under a separate indenture (the “Subordinated Indenture”) to be entered into between us and a trustee to be named in the applicable prospectus supplement, as trustee (the “Subordinated Trustee”). The term “Trustee” used in this prospectus shall refer to the Senior Trustee or the Subordinated Trustee, as appropriate. The Senior Indenture and the Subordinated Indenture are sometimes collectively referred to herein as the “Indentures” and individually as “Indenture.” The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the “TIA”), and may be supplemented from time to time following execution.
          The terms of the debt securities include those stated in the applicable Indenture and those made part of the Indenture by reference to the TIA. The debt securities are subject to all of those terms, and holders of debt securities are referred to the applicable Indenture and the TIA for a statement of those terms.
          The statements set forth below in this section are brief summaries of certain provisions contained in the Indentures, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the Indentures, including the definitions of certain terms therein, and the TIA. Capitalized terms used in this section and not otherwise defined in this section will have the respective meanings assigned to them in the Indentures.
General
          The debt securities will be our direct, unsecured obligations. The indebtedness represented by the senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The indebtedness represented by the subordinated debt securities will be subordinated in right of payment to the prior payment in full of all of our senior debt as described below under “Subordination.”

          A prospectus supplement, the applicable Indenture and the supplemental indenture, if any, relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:
•	the form and title of the debt securities and whether the debt securities are senior debt securities or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

•	the date or dates on which the principal of the debt securities shall be payable;

•	the rate or rates (fixed or variable) at which the debt securities shall bear interest, if any, and the date or dates from which the interest shall accrue;

•	the dates on which interest, if any, shall be payable and the record dates for the interest payment dates;

•	the place or places where the principal of and interest, if any, on the debt securities of the series will be payable;

•	any optional or mandatory redemption or any sinking fund or analogous provisions;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

•	any provisions granting special rights to holders when a specified event occurs;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	any Events of Default with respect to the debt securities that differ from those set forth in the applicable Indenture;

•	provisions regarding the convertibility or exchangeability of the debt securities;

•	provisions pertaining to the issuance of debt securities in the form of global debt securities, as described below;

•	provisions relating to the modification of the terms of the debt securities or the rights of securityholders;

•	the form of and conditions to issuance of debt securities issuable in definitive form, other than as described below;

•	the identity of the trustee, the registrar for the debt securities and any paying agent; and

•	any other terms not inconsistent with the provisions of the applicable Indenture.
          The debt securities of a series may be issued in registered, coupon or global form and will be denominated in an amount equal to all or a portion of the aggregate principal amount of those debt securities. See “Global Debt Securities.”
Denominations
          Unless otherwise indicated in any applicable prospectus supplement, the debt securities of any series will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof.
Global Debt Securities
          Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the applicable prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depository Trust Company, or DTC, acts as depositary.

          Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.
          Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.
          Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing the debt securities. We expect that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.
          Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.
          A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:
•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Exchange Act;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.
          Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations of $1,000 and integral multiples thereof. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.
          Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the Indentures.

          We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interest to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.
          DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.
Payment and Transfer
          Unless otherwise indicated in the applicable prospectus supplement, principal of, and interest and any premium on, our fully registered debt securities will be paid at designated places. Payment will be made by check and mailed to the persons in whose names our debt securities are registered on days specified in the applicable indenture or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.
          Fully registered securities may be transferred or exchanged at the corporation trust office of the applicable Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.
Covenants
          Under the Indentures, we have agreed to:
•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee within 150 days after the end of each fiscal year reviewing our obligations under the Indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any payment of principal, interest or premium.
Events of Default
          Unless otherwise specified in the applicable prospectus supplement, each of the following events will be an Event of Default under an Indenture with respect to any series of debt securities issued under that Indenture:
•	failure to pay principal of (or premium, if any, on) any debt security of the series when due;

•	failure to deposit a sinking fund or any other such analogous required payment, if any, when due by the terms of a debt security of the series;

•	failure to pay any interest on any debt security of the series when due, continued for 30 days;

•	failure to perform or comply with any covenant in the applicable Indenture or related supplemental indenture, continued for 90 days after written notice as provided in the Indenture;

•	certain events in bankruptcy, insolvency or reorganization affecting us; and

•	any other Event of Default set forth in the applicable indenture or supplemental indenture relating to the debt securities of that series.
          An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an Indenture. The applicable Trustee may withhold notice to the holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the holders.
          If an Event of Default occurs and is continuing, then the applicable Trustee or the holders of a specified percentage in aggregate principal amount of the outstanding debt securities of that series may declare the entire principal amount of the debt securities of that series to be due and payable immediately; provided, however, that the holders of a majority of the aggregate principal amount of the debt securities of that series may, under certain circumstances, rescind and annul the declaration.
          Subject to provisions in each Indenture relating to its duties in case an Event of Default shall have occurred and be continuing, no Trustee will be under an obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of any holders of debt securities then outstanding under that Indenture, unless the holders shall have offered to the applicable Trustee reasonable indemnity. If such reasonable indemnity is provided, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any power conferred on the Trustee, for any series of debt securities.
Defeasance
          When we use the term “defeasance,” we mean a discharge from some or all of our obligations under the applicable Indenture. We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to be released from covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we irrevocably deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other amounts due on the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the applicable Indenture, except for certain obligations, including obligations to register the transfer or exchange of debt securities, to replace lost, stolen or mutilated debt securities, maintain a place of payment and certain other obligations set forth in the Indenture.
          We may discharge our obligations under the Indentures or be released from covenant restrictions only if we meet certain requirements. Among other things, we must deliver to the Trustee an opinion of our legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the Internal Revenue Service or a change in United States federal income tax law since the date of the Indenture. We may not have a default on the debt securities discharged existing on the date of deposit.
Subordination
          Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally as money borrowed, including guarantees, by us that is not expressly subordinate or junior in right of payment to any of our other indebtedness. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the indenture, and related supplemental indenture, and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness that is designated as “Senior Indebtedness” with respect to the series. Under a subordinated indenture, payment of the principal, interest and premium, if any, on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:
•	we fail to pay the principal, interest, premium, if any, or any other amounts on any senior debt when due; or

•	any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash.
          The Subordinated Indenture will not limit the amount of senior debt that we may incur.
No Individual Liability of Officers, Directors, Employees or Stockholders
          No director, officer, employee or stockholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under any Indenture or the debt securities by reason of his, her or its status as such.
DESCRIPTION OF CAPITAL STOCK
          The following is a description of our capital stock and a summary of the rights of our stockholders and provisions pertaining to indemnification of our directors and officers. You should also refer to our Amended and Restated Certificate of Incorporation and Restated Bylaws, which are incorporated by reference in this prospectus, and to Delaware law.
General
          The Company has an authorized capitalization of 85,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares have been designated as Series B Preferred Stock. We have a total of 3,722,848 shares of our common stock reserved and remaining to be issued for grants of options and restricted stock awards under our stock plans. As of October 30, 2009, there were 33,196,385 shares of common stock, and no shares of preferred stock outstanding. As of such date, there were 753 holders of record of common stock.
Common Stock
          Subject to the prior or special rights of holders of shares of preferred stock:
          Dividends. The holders of shares of common stock are entitled to any dividends that may be declared by our board of directors out of legally available funds;
          Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of our common stock are entitled upon liquidation to share ratably in all assets remaining after payment of liabilities and the satisfaction of the liquidation preferences of any outstanding shares of preferred stock;
          Redemption. The holders of shares of our common stock are not subject to, or entitled to the benefits of, any redemption or sinking fund provision;
          Conversion. No holder of common stock has the right to convert or exchange any such shares with or into any other shares of capital stock of the Company; and
          Voting. Each share of common stock entitles the holder thereof to one vote, in person or by proxy, on all matters submitted to a vote of stockholders generally. Voting is non-cumulative. The outstanding shares of our common stock are fully paid and non-assessable. Except as specifically provided in the Delaware General Corporation Law (the “DGCL”) or in the Company’s certificate of incorporation or bylaws, the affirmative vote required for stockholder action shall be that of a majority of the shares present in person or represented by proxy at the meeting (as counted for purposes of determining the existence of a quorum at the meeting). Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.

Preferred Stock
          The following description of the terms of the preferred stock sets forth the general terms and provisions of the preferred stock to which any prospectus supplement may relate. Other terms of any series of the preferred stock offered by any prospectus supplement will be described in that prospectus supplement. The description of the provisions of the preferred stock set forth below and in any applicable prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of the preferred stock. The certificate of designations will be filed with the Commission and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of each series of the preferred stock.
          The preferred stock may be issued from time to time by our board of directors as shares of one or more classes or series. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any action or vote by the holders of common stock.
          The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or the issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of the stock. The board of directors does not currently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which our securities are traded.
          The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth in a prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered by the prospectus supplement for specific terms, including:
•	the designation and stated value per share of such preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which the preferred stock will be issued;

•	the dividend rate or method of calculation, the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall begin to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.
          The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the preferred stock will be subordinate to the rights of our general creditors.
Certain Anti-Takeover Effects of Certain Provisions of the Company’s Amended and Restated Certificate of Incorporation, Restated Bylaws and the Delaware General Corporation Law

          In order to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control, our Amended and Restated Certificate of Incorporation and Restated Bylaws include provisions to establish advance notice requirements for nominations for election to the board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings. Further, voting is non-cumulative.
          Additionally, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of the Company. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:
•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by directors who are also officers and (b) by employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting, and not by written consent, by two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
          The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.
          Under the Delaware General Corporation Law, the term “business combination” is defined generally to include mergers or consolidations between the corporation or its majority-owned subsidiary and an interested stockholder, transactions with an interested stockholder involving the assets of the corporation or its majority-owned subsidiaries, and transactions that increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of the corporation’s voting stock, together with the affiliates or associates of that stockholder.
Indemnification of Directors and Officers
          Delaware General Corporation Law. Consistent with Section 145(a) of the DGCL, Harvest may indemnify and, in certain cases, must indemnify, any person who was or is made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Harvest, or is or was serving at the request of Harvest as a director, officer, employee or agent of another corporation, (1) in the case of a non-derivative action, against judgments, fines, amounts paid in settlement, and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and (2) in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Harvest.
          This indemnification does not apply, (1) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Harvest, unless upon court order it is determined that, in view of all the circumstances of the case and despite such adjudication of liability, he is fairly and reasonably entitled to indemnity for expenses, and (2) in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.
          Certificate of Incorporation. Harvest’s Amended and Restated Certificate of Incorporation provides that a director of Harvest shall not be personally liable to Harvest or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Harvest or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Harvest, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Additionally, the Amended and Restated Certificate of Incorporation provides that Harvest will indemnify its officers and directors to the fullest extent permitted by the DGCL.
          Bylaws. Harvest’s Restated Bylaws generally provide for indemnification, to the fullest extent authorized by the DGCL, of its officers and directors and persons serving at the request of Harvest in such capacities for other business organizations against all expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by reason of his position with Harvest or such other business organizations. In addition, the Bylaws provide that Harvest may, by action of its board of directors, provide indemnification to employees and agents of Harvest, individually or as a group, to such extent as, and in the manner that, the board of directors in its discretion at any time or from time to time authorize.
          Insurance; Indemnification Agreements. The Company maintains directors’ and officers’ liability insurance which provides for payment, on behalf of the directors and officers of the Company and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of the Company and/or its subsidiaries, as the case may be.
          The Company has entered into indemnification agreements with its directors and certain of its officers. Generally, such agreements provide that the Company shall indemnify each such officer and director to the fullest extent permitted by law if such officer or director is a party to or threatened to be made a party to any proceeding (including a proceeding by or in the right of the Company to procure a judgment in its favor) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such officer or director in connection with the proceeding. No indemnity shall be made under such agreements on account of such officer’s or director’s conduct which constitutes a breach of such officer’s or director’s duty of loyalty to the Company or its stockholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law.
Transfer Agent and Registrar
          The transfer agent and registrar for the common stock is Wells Fargo Bank, N.A.
DESCRIPTION OF WARRANTS
          We may issue warrants to purchase our senior debt securities, subordinated debt securities, common stock or preferred stock. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. In addition to this summary, you should refer to the warrant agreement, including the forms of warrant certificate representing the warrants, relating to the specific warrants being offered for the complete terms of the warrant agreement and the warrants. That warrant agreement, together with the terms of warrant certificate and warrants, will be filed with the SEC in connection with the offering of the specific warrants.
          The applicable prospectus supplement will describe the terms of any series of warrants in respect of which this prospectus is being delivered, including, where applicable, the following:
•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	the minimum or maximum amount of such warrants which may be exercised at any one time;

•	the anti-dilution provisions of such warrants;

•	the redemption or call provisions of such warrants;

•	provisions regarding changes to or adjustments in the exercise price;

•	the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.
          Until they exercise their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon exercise, and will not be entitled to:
•	receive payments of principal of (or premium, if any, on) or interest, if any, on any debt securities purchasable upon exercise;

•	receive dividend payments, if any, with respect to any underlying securities; or

•	exercise the voting rights of any common stock or preferred stock purchasable upon exercise.
DESCRIPTION OF UNITS
          As specified in the applicable prospectus supplement, we may issue units consisting of one or more of the following: senior debt securities, subordinated debt securities, shares of common stock or preferred stock, warrants or any combination of such securities.
          The applicable prospectus supplement will describe:
•	the terms of the units and of any of our senior debt securities, subordinated debt securities, common shares, preferred shares or warrants comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	if applicable, a discussion of any material United States federal income tax considerations.

LEGAL MATTERS
          In connection with particular offerings of our securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P. and for any underwriters or agents by counsel named in the applicable prospectus supplement.
EXPERTS
          The financial statements incorporated in this prospectus by reference to Harvest Natural Resources, Inc.’s Current Report on Form 8-K, dated November 4, 2009 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Harvest Natural Resources, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting and an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The financial statements of Petrodelta, S.A. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 have been so incorporated in reliance on the report of PGFA Perales, Pistone and Asociados, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
          The information incorporated by reference in this prospectus as of December 31, 2008, 2007 and 2006 relating to our estimated quantities of our proved reserves is derived from reports prepared by Ryder Scott Company, L.P., independent petroleum engineers, as stated in their respective reserve reports with respect thereto. This information is incorporated in this prospectus in reliance upon the authority of such firm as experts with respect to the matters covered by their report and the giving of their report.

$32,000,000

8.25% Senior Convertible Notes due 2013

PROSPECTUS SUPPLEMENT

LAZARD CAPITAL MARKETS	MADISON WILLIAMS

          February 11, 2010